    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         GENERAL INSTRUMENT CORPORATION
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       36-4134221
               (State or Other Jurisdiction of                                 (I.R.S. Employer Identification
                Incorporation or Organization)                                             Number)

                            ------------------------

                              101 TOURNAMENT DRIVE
                          HORSHAM, PENNSYLVANIA 19044
                                 (215) 323-1000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                             ROBERT A. SCOTT, ESQ.
                   SENIOR VICE PRESIDENT, LEGAL AND SECRETARY
                         GENERAL INSTRUMENT CORPORATION
                              101 TOURNAMENT DRIVE
                          HORSHAM, PENNSYLVANIA 19044
                                 (215) 323-1000
 (Name, address, including zip code, and telephone number, including area code, of Agent for Service)

                         ------------------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

            LOIS HERZECA, ESQ.                    ROBERT E. BUCKHOLZ, JR., ESQ.
     FRIED, FRANK, HARRIS, SHRIVER &                   SULLIVAN & CROMWELL
                 JACOBSON                                125 Broad Street
            One New York Plaza                    New York, New York 10004-2498
         New York, New York 10004                         (212) 558-4000
              (212) 859-8000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED            PROPOSED
                  TITLE OF                                                   MAXIMUM             MAXIMUM
                   SHARES                                                   AGGREGATE           AGGREGATE           AMOUNT OF
                    TO BE                           AMOUNT TO BE            PRICE PER            OFFERING          REGISTRATION
                 REGISTERED                          REGISTERED              UNIT (2)           PRICE (2)              FEE
Common Stock, $.01 par value (1)                  21,708,665 shares          $25.9375          $563,068,498        $166,105.00

(1) This registration statement covers (i) the distribution of 11,547,008 shares by Instrument Partners to its partners and the resale of some of those shares by certain of its partners as Selling Stockholders and (ii) the sale of 10,161,657 shares by another Selling Stockholder.

(2) Estimated in accordance with Rule 457 of Regulation C under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee. The above calculation is based on the average of the high and low sale prices of the Common Stock reported by the New York Stock Exchange on August 21, 1998.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement covers (i) the distribution of 11,547,008 shares of Common Stock, par value $.01 per share ("Common Stock"), of General Instrument Corporation, a Delaware corporation, by Instrument Partners to its partners and the resale of some of those shares by certain of its partners as Selling Stockholders and (ii) the sale of 10,161,657 shares of Common Stock by another Selling Stockholder. The same Prospectus is being used with respect to both the distribution and the sale of shares by the Selling Stockholders.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               17,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

    All the shares of Common Stock offered are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares.

    The last reported sale price of the Common Stock, which is listed under the symbol "GIC", on the New York Stock Exchange on August 25, 1998 was $28.25 per share. See "Price Range of Common Stock and Dividend Policy".

    SEE "RISK FACTORS" ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                               INITIAL PUBLIC  UNDERWRITING   PROCEEDS TO SELLING
                                                               OFFERING PRICE  DISCOUNT (1)    STOCKHOLDERS (2)
                                                               --------------  -------------  -------------------
Per Share....................................................   $               $                $
Total (3)....................................................   $               $                $

------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Estimated expenses of $900,000 are payable by the Company.

(3) The Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to an additional 2,550,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling
    Stockholders will be $      , $      and $      , respectively. See
    "Underwriting".

                            ------------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York, on
or about             , 1998 against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.

                 MERRILL LYNCH & CO.

                                   LAZARD FRERES & CO. LLC

                            ------------------------

               The date of this Prospectus is             , 1998.

      [Pictures depicting certain of the Company's digital network systems products and certain television images.]

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

    General Instrument Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information, as well as the Registration Statement and the consolidated financial statements, schedules and exhibits thereto, may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) from which such reports, proxy statements and other information concerning the Company may be obtained. The Common Stock is traded on the New York Stock Exchange ("NYSE") and such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

    The Company has filed with the Commission in Washington, D.C. a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby (the "Offering"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete; reference is made to the exhibits of the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information pertaining to the shares offered hereby and to the Company, reference is made to the Registration Statement, including the consolidated financial statements, schedules and exhibits filed as a part thereof or incorporated therein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, and all documents incorporated by reference therein, filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    2.  The Company's Current Report on Form 8-K, dated February 2, 1998;

    3. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 and June 30, 1998, respectively;

    4. The description of the Company's Common Stock set forth in its Registration Statement on Form 8-A, dated April 24, 1997, as amended; and

    5.  All other documents filed by the Company with the Commission pursuant to
       Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

    The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to the Secretary, General Instrument Corporation, 101 Tournament Drive, Horsham, PA 19044 (telephone (215) 323-1000).
                            ------------------------

    Any statement contained herein or in a document all or a portion thereof which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

         CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    This Registration Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect, among other things, the Company's current views with respect to its prospects, its future performance and future events, all of which are subject to risks and uncertainties. These forward-looking statements are identified by their use of such terms and phrases as "intends", "intend", "intended", "goal", "estimate", "estimates", "expects", "expect", "expected", "project", "projects", "projected", "projections", "plans", "anticipates", "anticipated", "should", "designed to", "foreseeable future", "believe", "believes", and "scheduled". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    The actual results of the Company may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include (i) the factors discussed under "Risk Factors", (ii) the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (iii) the following factors: uncertainties relating to general political, economic and competitive conditions in the United States and other markets where the Company operates; uncertainties relating to government and regulatory policies; uncertainties relating to customer plans and commitments; the Company's dependence on the cable television industry and cable television spending; signal security; the pricing and availability of equipment, materials and inventories; technological developments; the competitive environment in which the Company operates; changes in the financial markets relating to the Company's capital structure and cost of capital; the uncertainties inherent in international operations and foreign currency fluctuations; and authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Commission.

                               PROSPECTUS SUMMARY

    The following summary information is qualified in its entirety by the detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. On July 25, 1997, the Company was spun off (the "Distribution") from its former parent company, General Instrument Corporation (the "Distributing Company"), under the name "NextLevel Systems, Inc.", through a distribution of the Company's common stock, par value $.01 per share (the "Common Stock"), to the stockholders of the Distributing Company. Immediately following the Distribution, the Distributing Company changed its corporate name to "General Semiconductor, Inc." ("General Semiconductor"). Effective February 2, 1998, the Company changed its corporate name from "NextLevel Systems, Inc." to "General Instrument Corporation". Unless the context otherwise requires, references to the "Company" or "General Instrument" include General Instrument Corporation and its direct or indirect subsidiaries and the business of the Company as conducted by the Distributing Company prior to the Distribution.

                                  THE COMPANY

OVERVIEW

    The Company is a leading worldwide provider of integrated and interactive broadband access solutions and, with its strategic partners and customers, is advancing the convergence of the Internet, telecommunications and video entertainment industries. The Company is the world's leading supplier of digital and analog set-top terminals and systems for wired and wireless cable television networks, as well as hybrid fiber/coaxial network transmission systems used by cable television operators, and is a leading provider of digital satellite television systems for programmers, direct-to-home ("DTH") satellite networks and private networks for business communications. Through its limited partnership interest in Next Level Communications, L.P. (the "Partnership"), the Company provides next-generation broadband telephony network solutions with the Partnership's NLevel(3)-Registered Trademark- Switched Digital Access System ("NLevel(3)").

BUSINESS STRATEGY

    The Company's strategy is to use its technological leadership in providing secure broadband systems and equipment to enhance its leading position in its traditional markets while expanding into new markets. This strategy is based on the belief that (i) consumers in the United States and international markets will continue to demonstrate an increasing demand for new information and entertainment services and (ii) content and service providers will continue to create new bandwidth-intensive video, voice and data applications. The Company's management believes that these factors will generate a continuing need for systems and equipment with greater capacity for all networks and architectures.

DEMAND FOR SYSTEMS AND EQUIPMENT SUPPORTING NEW BANDWIDTH INTENSIVE APPLICATIONS

    The Company expects the market for systems and equipment supporting new bandwidth intensive applications to grow significantly as a result of the availability of new information and entertainment services for consumers.

    - CABLE SYSTEM UPGRADES. Cable operators are upgrading their systems to provide for two-way capabilities and additional capacity in order to provide advanced services such as Internet access, video-on-demand ("VOD") and telephony. The cable infrastructure, with its high capacity access into the home, is regarded as an attractive network for the delivery of advanced communication and entertainment services. The Company believes that the commercialization of advanced broadband systems and equipment, which provide for greatly expanded channel capacity and programming options, improved quality and security of signal transmission and the capability of delivering enhanced features and services, presents a significant opportunity for the Company. Recent developments in the cable and telecommunications industries, including the announcement of a proposed merger between AT&T Corporation ("AT&T") and Tele-Communications, Inc. ("TCI"), Microsoft Corporation's ("Microsoft") $1 billion investment in Comcast Cable Communications, Inc. ("Comcast"), and the purchase of Marcus Cable and Charter Communications, Inc. ("Charter") by Paul Allen, a founder of Microsoft, are expected to accelerate cable system operator spending for these advanced broadband systems to facilitate the offering of advanced services.

    - TELEPHONY DEVELOPMENTS. At the same time cable operators are upgrading their systems to offer advanced services, Regional Bell Operating Companies and other telecommunications companies are also seeking a cost-effective way to deliver standard telephony and advanced services to the home, including high-speed data/Internet, distance learning and video services. The Company believes that this presents a significant opportunity for suppliers, such as the Partnership, which provide integrated broadband access systems that enable these services from a single access platform.

THE COMPANY'S MARKET LEADERSHIP

    The Company has a leading position in providing systems and equipment to the broadband communications market. Currently, the Company is a leading supplier to 16 of the 20 largest cable television multiple systems operators ("MSOs") in the United States and believes that it has supplied a majority of the addressable systems in use by cable television operators in the United States and abroad.

    - LEADER OF COMMERCIALIZATION OF DIGITAL BROADBAND SYSTEMS. The Company is the leading supplier of interactive digital cable television systems. Through June 30, 1998, the Company had shipped approximately 600 digital cable television head-end systems, passing approximately 28 million homes, and over
1.4 million two-way interactive digital cable television set-top terminals to broadband system operators. The Company has entered into definitive agreements, with an estimated value of $4.5 billion, to supply approximately 15 million digital set-top terminals to leading North American cable operators, with a collective subscriber base of over 46 million, over the next three to five years.

    During the second half of 1998 and during 1999, the Company expects to introduce new two-way interactive set-top terminal models, including terminals targeted at European and other international cable operators and a high-end terminal that incorporates a built-in Data-Over-Cable-Service/Interoperability Specification ("DOCSIS")-compliant cable modem, Internet protocols ("IP") and a unique triple tuner architecture that will ultimately enable consumers to watch television, surf the World Wide Web and talk on the telephone simultaneously.

    - THE WORLD LEADER IN ANALOG ADDRESSABILITY. The Company is the world's leading provider of addressable analog set-top systems. The Company's latest two-way interactive advanced analog terminal provides cable operators with Internet access, interactive programming guides, CD-quality music, near video-on-demand ("NVOD"), supplemental sports and entertainment information and local information-on-demand.

    - NEXT GENERATION TELEPHONY. The Partnership, in which the Company has an 89% limited partnership interest, is a leading provider of the next generation of integrated full service digital loop carrier ("DLC") and fiber-to-the-curb ("FTTC") systems for the delivery of telephony, video and data for local telephone companies. The Partnership's product, NLevel(3), is designed to permit the cost effective delivery of a suite of standard telephony and advanced services, including high-speed data/Internet, distance learning, VOD and video telephony, to the home from a single access platform. In July 1998, the Partnership was selected to supply DLC and FTTC systems to U S West Communications ("U S West") for the delivery of broadband video, high-speed data/Internet, and basic telephone services. The Company has also contracted to supply U S West with 450,000 broadband xDSL access lines and to supply Bell Atlantic Corporation ("Bell Atlantic") with 1,000,000 lines of telephone service. The Partnership is currently deploying its NLevel(3) products pursuant to these contracts.

STRATEGIC PARTNER AND CUSTOMER RELATIONSHIPS

    The Company recently entered into several strategic relationships, including equity investments in the Company by large MSOs, which are expected to provide a strong foundation for future business development and to reinforce the Company's position as a leading provider of the next generation of broadband communications equipment and systems.

    - CABLE CUSTOMER EQUITY OWNERSHIP. The Company has issued warrants to purchase approximately 29 million shares of Common Stock to leading North American cable system operators. These warrants were issued in connection with the definitive agreements to supply approximately 15 million digital set-top terminals to such operators. Included among the cable operators entitled to exercise the warrants upon the purchase of set-top terminals from the Company are TCI, Time Warner Cable ("Time Warner"), MediaOne of Delaware, Inc. ("MediaOne"), Comcast, Cox Communications, Inc. ("Cox"), Adelphia Communication Corporation ("Adelphia"), Shaw Communications, Inc. ("Shaw"), Jones Intercable, Inc. ("Jones") and Charter.

    - SET-TOP AUTHORIZATION SERVICES. The Company issued 21,356,000 shares of its Common Stock to an affiliate of TCI in connection with the Company's acquisition of the set-top authorization services business that controls the receipt of cable programming services delivered to subscribers by TCI's Headend In The Sky-Registered Trademark-. The Company now provides national authorization services throughout the United States to TCI, its affiliates and other operators, many with relatively small individual systems that could not otherwise justify the initial capital investment required to launch a local digital headend computer control system.

    - SONY CORPORATION. The Company has announced plans to enter into a strategic alliance with Sony Corporation ("Sony") to jointly develop digital television technologies for cable television devices and high definition television ("HDTV") products. In addition, the Company plans to incorporate Sony's Home Network architecture into its advanced digital set-top terminals. Sony has also agreed to purchase 7.5 million newly issued shares of Common Stock at a purchase price of $25.00 per share. These transactions are all subject to the completion of definitive agreements.

    - CISCO SYSTEMS, INC. In anticipation of mass distribution of standardized cable modems, the Company has entered into a working relationship with Cisco Systems, Inc. ("Cisco Systems") to develop an interoperable DOCSIS-compliant two-way cable modem network using the Company's cable modems.

    - STRATEGIC INVESTMENTS. The Company has made investments in certain companies that it believes bring strategic value in support of the Company's business strategy. These investments include an approximately 5% interest in Broadcom Corporation, a leading developer of highly integrated silicon solutions that enable broadband transmission of video and high-speed data, and a 7.6% interest in Wink Communications, Inc., a provider of an enhanced television broadcasting system that adds interactivity and electronic commerce opportunities to traditional television programming and advertising.

SELLING STOCKHOLDERS

    All of the shares of Common Stock being offered are being sold by certain stockholders of the Company (collectively, the "Selling Stockholders"). Two partnerships formed by affiliates of Forstmann Little & Co. ("Forstmann Little") currently own an aggregate of 21,708,665 shares of Common Stock (approximately 12.5% of the outstanding shares of Common Stock as of July 31, 1998). Prior to the closing of the Offering, one of such partnerships will distribute (the "FL Distribution") 11,547,008 shares of Common Stock to the general and limited partners of such partnership in accordance with the terms of its partnership agreement. The shares of Common Stock to be sold in the Offering consist of shares owned by one of the partnerships and shares received by certain of the partners in the other partnership in the FL Distribution. Following the consummation of the Offering, the partnerships will no longer own any shares of Common Stock of the Company. See "Selling Stockholders".

                                  THE OFFERING

Common Stock offered by the Selling
  Stockholders...............................  17,000,000 shares

Common Stock to be outstanding after the
  Offering...................................  173,238,021 shares (1)(2)

Use of proceeds..............................  The Company will not receive any of the proceeds from the sale of the Common Stock.
                                               See "Use of Proceeds".

NYSE symbol..................................  GIC

    The Company has agreed to repurchase from the Selling Stockholders 2,550,000 shares of Common Stock, less any shares of Common Stock sold pursuant to the Underwriters' over-allotment option, at a price per share equal to the net proceeds per share to the Selling Stockholders in the Offering (the "Company Repurchase").

------------------------

    1. Based on 173,238,021 shares outstanding on July 31, 1998; does not include (i) 12,708,622 shares issuable upon the exercise of employee stock options outstanding as of July 31, 1998, (ii) 28,715,960 shares issuable pursuant to outstanding warrants issued to certain cable television system operators, which warrants are not currently exercisable and (iii) 7,500,000 shares expected to be issued to Sony. See "Business--Strategic Partner and Customer Relationships".

    2. Assumes that the Underwriters' over-allotment option is exercised in full by the Underwriters and that the Company Repurchase does not occur.

                                  RISK FACTORS

    Prospective purchasers of the Common Stock should carefully consider the factors set forth under "Risk Factors" as well as the other information set forth or incorporated by reference in this Prospectus.

                             SUMMARY FINANCIAL DATA

    The summary consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and are incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated financial data as of and for the six months ended June 30, 1998 and 1997 are derived from the unaudited consolidated financial statements of the Company, and in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, except for those charges discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full year. The consolidated financial data as of and for each of the four years ended December 31, 1997 are derived from the Company's audited consolidated financial statements. The consolidated financial data for the year ended December 31, 1993 are derived from unaudited consolidated financial statements of the Company.

                           SIX MONTHS ENDED
                               JUNE 30,                                         YEAR ENDED DECEMBER 31,
                      ---------------------------     ----------------------------------------------------------------------------
                      1998 (A)        1997 (B)           1997 (C)         1996 (D)        1995 (E)        1994 (F)         1993
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------

                                             (IN THOUSANDS, UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)
STATEMENT OF
  OPERATIONS DATA:
Net sales...........  $ 905,425     $     858,431     $    1,764,088     $ 1,755,585     $ 1,532,595     $ 1,275,307     $ 782,960
Cost of sales.......    671,316           627,299          1,336,482       1,349,815       1,079,916         877,667       528,719
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Gross profit........    234,109           231,132            427,606         405,770         452,679         397,640       254,241
Operating expenses:
  Selling, general
    and
    administrative..    101,768            94,644(g)         215,404(g)      174,432         138,209         102,753        87,389
  Research and
    development.....    158,169           100,675            207,826         198,071         137,930         104,795        67,610
  Purchased
    in-process
    technology......     --              --                 --               --              139,860         --             --
  NLC litigation
    costs...........     --              --                 --               141,000         --              --             --
  Amortization of
    excess of cost
    over fair value
    of net assets
    acquired........      7,123             7,118             14,571          14,278          14,418          14,931        15,027
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Operating income
  (loss)............    (32,951)           28,695            (10,195)       (122,011)         22,262         175,161        84,215
Other income
  (expense)--net....     (9,804)           (1,853)             5,766          (1,427)         (1,737)          1,380         8,944
Interest
  expense--net......     (1,264)          (13,511)(h)         (5,210)(h)     (25,970)        (22,933)        (27,337)      (35,026)
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Income (loss) before
  income taxes and
  cumulative effect
  of changes in
  accounting
  principles........    (44,019)           13,331             (9,639)       (149,408)         (2,408)        149,204        58,133
Cumulative effect of
  changes in
  accounting
  principles........     --              --                 --               --              --               (1,445)          216
Benefit (provision)
  for income taxes..     14,090            (7,965)            (6,474)         53,098           6,614         (26,710)       (8,493)
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Net income (loss)...  $ (29,929)    $       5,366     $      (16,113)    $   (96,310)    $     4,206     $   121,049     $  49,856
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Loss per share --
  basic and
  diluted...........  $   (0.20)
Pro forma earnings
  (loss) per
  share (i).........                $        0.04     $        (0.11)    $     (0.65)

                                                                                    AT JUNE 30,  AT DECEMBER 31,
                                                                                       1998            1997
                                                                                    -----------  ----------------
                                                                                        (IN THOUSANDS, UNLESS
                                                                                          OTHERWISE NOTED)
BALANCE SHEET DATA:
Cash..............................................................................   $  82,854      $   35,225
Total assets......................................................................   1,693,269       1,675,353
Debt..............................................................................      --              --
Stockholders' equity..............................................................   1,250,308       1,214,811

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGE)

------------------------------
(a) Includes charges of $124 million ($79 million net-of-tax) which consist of costs related to the closure of various facilities, including the Company's satellite television manufacturing facility in Puerto Rico, severance and other employee separation costs, the write-down of certain assets to their estimated net realizable values and a $75 million charge to fully reserve for an advance made to the Partnership.

(b) Includes charges of $24 million ($18 million net-of-tax) reflecting restructuring costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor and costs directly related to the Distribution.

(c) Includes charges of $110 million ($79 million net-of-tax) reflecting restructuring and other charges primarily related to the closure of various facilities, including the Company's satellite television manufacturing facility in Puerto Rico, severance and other employee separation costs, the write-down of certain assets to their estimated net realizable values and costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor.

(d) Includes charges of $226 million ($145 million net-of-tax) reflecting Next Level Communications, a California corporation ("NLC"), litigation costs and other charges primarily related to the transition to the Company's next-generation digital products and the write-down of certain assets to their estimated net realizable values.

(e) Includes a charge of $140 million ($90 million net-of-tax) for purchased in-process technology in connection with the acquisition of NLC.

(f) Includes an income tax benefit of $31 million, as a result of a reduction in a valuation allowance related to domestic deferred income tax assets.

(g) On a pro forma basis, selling, general and administrative expenses would be increased by $4 million for the six months ended June 30, 1997 and the year ended December 31, 1997 to eliminate the allocation of corporate expenses to CommScope, Inc. ("CommScope") and General Semiconductor, as such costs subsequent to the Distribution were no longer allocable.

(h) For the periods prior to the Distribution, interest expense -- net includes an allocation of interest expense from the Distributing Company which was allocated based upon the Company's net assets as a percentage of the total net assets of the Distributing Company. On a pro forma basis, interest expense would be reduced by $10 million and $11 million for the six months ended June 30, 1997 and the year ended December 31, 1997, respectively, to eliminate the aforementioned interest allocation and provide for interest expense on a net debt level of $100 million as of January 1, 1997.

(i) Prior to the Distribution, the Company did not have its own capital structure, and pro forma per share information has been presented only for the years ended December 31, 1997 and 1996 and the six months ended June 30, 1997. The pro forma earnings (loss) per share was calculated by dividing the net income (loss) by the pro forma weighted-average number of shares outstanding. The pro forma weighted-average number of shares outstanding used for the year ended December 31, 1996 and the six months ended June 30, 1997 equaled the number of common shares issued and common equivalent shares, if dilutive, existing on the date of the Distribution, and for the year ended December 31, 1997, included the number of common shares issued on the date of the Distribution plus the actual share activity during the period subsequent to the Distribution.

                                  RISK FACTORS

    In addition to the matters described in the documents incorporated by reference herein, the following risk factors should be considered by prospective purchasers of the Common Stock offered hereby:

FACTORS RELATING TO THE DISTRIBUTION

    In a transaction that was consummated on July 28, 1997, the Distributing Company (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite, and telecommunications industries to the Company (which was then named "NextLevel Systems, Inc." and was a wholly-owned subsidiary of the Distributing Company) and transferred all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electric cable used in the cable television, satellite and other industries to its wholly-owned subsidiary CommScope and (ii) then distributed all of the outstanding shares of capital stock of each of the Company and CommScope to its stockholders in the Distribution. Immediately following the Distribution, the Distributing Company changed its corporate name to "General Semiconductor, Inc.". Effective February 2, 1998, the Company changed its corporate name from "NextLevel Systems, Inc." to "General Instrument Corporation".

    The Distribution Agreement, dated as of June 12, 1997, among the Company, CommScope and the Distributing Company (the "Distribution Agreement") and certain other agreements executed in connection with the Distribution (collectively, the "Ancillary Agreements") allocate among the Company, CommScope, and General Semiconductor and their respective subsidiaries responsibility for various indebtedness, liabilities and obligations. It is possible that a court would disregard this contractual allocation of indebtedness, liabilities and obligations among the parties and require the Company or its subsidiaries to assume responsibility for obligations allocated to another party, particularly if such other party were to refuse or was unable to pay or perform any of its allocated obligations.

    Pursuant to the Distribution Agreement and certain of the Ancillary Agreements, the Company has agreed to indemnify the other parties (and certain related persons) from and after consummation of the Distribution with respect to certain indebtedness, liabilities and obligations, which indemnification obligations could be significant.

    Although the Distributing Company has received a favorable ruling from the Internal Revenue Service, if the Distribution were not to qualify as a tax free spin-off (either because of the nature of the Distribution or because of events occurring after the Distribution) under Section 355 of the Internal Revenue Code of 1986, as amended, then, in general, a corporate tax would be payable by the consolidated group of which the Distributing Company was the common parent based upon the difference between the fair market value of the stock distributed and the Distributing Company's adjusted basis in such stock. The corporate level tax would be payable by General Semiconductor and could substantially exceed the net worth of General Semiconductor. However, under certain circumstances, the Company and CommScope have agreed to indemnify General Semiconductor for such tax liability. In addition, under the consolidated return rules, each member of the consolidated group (including the Company and CommScope) is severally liable for such tax liability.

DEPENDENCE OF THE COMPANY ON THE CABLE TELEVISION INDUSTRY AND CABLE TELEVISION
  CAPITAL SPENDING

    The majority of the Company's revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and therefore the Company's sales and profitability, may be affected by a variety of factors, including general economic conditions, the continuing trend of cable system consolidation within the industry, the financial condition of domestic cable television system operators and their access to financing, competition from DTH, satellite, wireless television providers and telephone companies offering video programming, technological developments that impact the deployment of equipment and new legislation and regulations affecting the equipment used by cable television system operators and their customers. There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained.

    Although the domestic cable television industry is comprised of thousands of cable systems, a small number of MSOs own a majority of cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. The loss of business from a significant MSO could have a material adverse effect on the business of the Company.

THE IMPACT OF REGULATION AND GOVERNMENT ACTION

    In recent years, cable television capital spending has been affected by new legislation and regulation, on the federal, state and local level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. During 1993 and 1994, the Federal Communications Commission (the "FCC") adopted rules under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), regulating rates that cable television operators may charge for lower tiers of service and generally not regulating the rates for higher tiers of service. In 1996, the Telecommunications Act of 1996 (the "Telecom Act") was enacted to eliminate certain governmental barriers to competition among local and long distance telephone, cable television, broadcasting and wireless services. The FCC is continuing its implementation of the Telecom Act which, when fully implemented, may significantly impact the communications industry and alter federal, state and local laws and regulations regarding the provision of cable and telephony services. Among other things, the Telecom Act eliminates substantially all restrictions on the entry of telephone companies and certain public utilities into the cable television business. Telephone companies may now enter the cable television business as traditional cable operators, as common carrier conduits for programming supplied by others, as operators of wireless distribution systems, or as hybrid common carrier/cable operator providers of programming on so-called "open video systems." The economic impact of the 1992 Cable Act, the Telecom Act and the rules thereunder on the cable television industry and the Company is still uncertain.

    On June 24, 1998, the FCC released a Report and Order entitled IN THE MATTER OF IMPLEMENTATION OF SECTION 304 OF THE TELECOMMUNICATIONS ACT OF 1996 -- COMMERCIAL AVAILABILITY OF NAVIGATION DEVICES (the "Retail Sales Order"), which promulgates rules providing for the commercial availability of navigation devices, including set-top devices and other consumer equipment, used to receive video signals and other services from multichannel video programming distributors ("MVPDs"), including cable television system operators. The Retail Sales Order mandates that (i) subscribers have a right to attach any compatible navigation device to an MVPD system regardless of its source and (ii) service providers are prohibited from taking actions which would prevent navigation devices that do not perform conditional access functions from being made available by retailers, manufacturers, or other affiliated vendors. To accomplish subscribers' right to attach, the FCC has ordered that (i) MVPDs must provide technical information concerning interface parameters necessary to permit navigation devices to operate with their systems; (ii) MVPDs must separate out security functions from non-security functions by July 1, 2000; and
(iii) after January 1, 2005, MVPDs may not provide new navigation devices for sale, lease or use that perform both conditional access functions and other functions in a single integrated device.

    Unless modified or overturned, the Retail Sales Order will require set-top device manufacturers, such as the Company, to develop a separate security module to be available for sale to other manufacturers who want to build set-top devices, as well as ultimately prevent the Company from offering set-top devices in which the security and non-security functions are integrated. In addition, the

Retail Sales Order may require the Company to offer its set-top devices through retail distribution channels, an area in which the Company has limited experience. The competitive impact of the Retail Sales Order is still uncertain, and there can be no assurance that the Company will be able to compete successfully with other consumer electronics manufacturers interested in manufacturing set-top devices, many of which have greater resources and retail sales experience than the Company.

    In February 1998, PRIMESTAR, the nation's second largest provider of satellite television entertainment, entered into agreements with the Company, pursuant to which the Company will manufacture integrated receiver decoders for PRIMESTAR's planned high-power retail and wholesale service. Offering a high-power service would enable PRIMESTAR to provide expanded channel capacity and smaller receiving dishes to its subscribers. As a result of a pending Department of Justice proceeding seeking to block PRIMESTAR's acquisition of high-powered satellites from American Sky Broadcasting LLC ("ASkyB"), there is uncertainty concerning PRIMESTAR's ability to provide this proposed service. There can be no assurance that PRIMESTAR will ultimately gain governmental approval to acquire the ASkyB assets or that it will be able to secure another high-powered orbital slot, and accordingly, there can be no assurance that the Company will realize the benefits of its agreement with PRIMESTAR.

    There can be no assurance that future legislation, regulations or government action will not have a material adverse effect on the operations and financial condition of the Company.

TELECOMMUNICATIONS INDUSTRY COMPETITION AND TECHNOLOGICAL CHANGES AFFECTING THE
  COMPANY

    The Company will be significantly affected by the competition among cable television system operators, satellite television providers and telephone companies to provide video, voice and data/Internet services. In particular, although cable television operators have historically provided television services to the majority of U.S. households, DTH satellite television has attracted a growing number of subscribers and the regional telephone companies have begun to offer competing cable and wireless cable services. This competitive environment is characterized by rapid technological changes, particularly with respect to developments in digital compression and broadband access technology.

    The Company believes that, as a result of its development of new products based on emerging technologies and the diversity of its product offerings, it is well positioned to supply each of the cable, satellite and telephony markets. The future success of the Company, however, will be dependent on its ability to market and deploy these new products successfully and to continue to develop and timely exploit new technologies and market opportunities both in the United States and internationally. There can be no assurance that the Company will be able to continue to successfully introduce new products and technologies, that it will be able to deploy them successfully on a large-scale basis or that its technologies and products will achieve significant market acceptance. The future success of the Company will also be dependent on the ability of cable and satellite television operators to successfully market the services provided by the Company's advanced digital terminals to their customers. Further, there can be no assurance that the development of products using new technologies or the increased deployment of new products will not have an adverse impact on sales by the Company of certain of its other products. In addition, because of the competitive environment and the nature of the Company's business, there have been and may continue to be claims by third parties asserting their intellectual property rights and challenging the Company's ability to deploy new technologies.

COMPETITION

    The Company's products and services compete with those of a substantial number of foreign and domestic companies, some with greater resources, financial or otherwise, than the Company, and the rapid technological changes occurring in the Company's markets are expected to lead to the entry of new competitors. The Company's ability to anticipate technological changes and to introduce enhanced products on a timely basis will be a significant factor in the Company's ability to expand and remain competitive. Existing competitors' actions and new entrants may have an adverse impact on the Company's sales and profitability. For a discussion of competitive factors regarding retail consumer electronic manufacturers see "--The Impact of Regulation and Government Action". The Company believes that it enjoys a strong competitive position because of its large installed cable television equipment base, its strong relationships with the major MSOs, its technological leadership and new product development capabilities, and the likely need for compatibility of new technologies with currently installed systems. There can be no assurance, however, that competitors will not be able to develop systems compatible with, or that are alternatives to, the Company's proprietary technology or systems.

INTERNATIONAL OPERATIONS; FOREIGN CURRENCY RISKS

    U.S. broadband system designs and equipment are being employed in international markets, where cable television penetration is low. In addition, the Company is developing new products to address international market opportunities. However, the impact of the economic crises in Asia and Latin America has significantly affected the Company's results in these markets. There can be no assurance that international markets will rebound to historical levels or that such markets will continue to develop or that the Company will receive additional contracts to supply systems and equipment in international markets.

    International shipments of certain of the Company's products require export licenses issued by the U.S. Department of Commerce prior to shipment in accordance with U.S. export control regulations. The Company has made a voluntary disclosure to the U.S. Department of Commerce with respect to a number of violations by the Company of these export control regulations. While the Company does not expect these violations to have a material adverse effect on the Company's operations or financial condition, there can be no assurance that these violations will not result in the imposition of sanctions or restrictions on the Company.

    A significant portion of the Company's products are manufactured or assembled in Taiwan and Mexico. In addition, the Company's operations are expanding into new international markets. These foreign operations are subject to the usual risks inherent in situating operations abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. The Company's cost-competitive status relative to other competitors could be adversely affected if the New Taiwan dollar or another relevant currency appreciates relative to the U.S. dollar.

CERTAIN RESTRICTIONS UNDER CREDIT FACILITIES

    The Credit Agreement dated as of July 23, 1997, as amended (the "Credit Agreement"), among the Company, certain banks, and The Chase Manhattan Bank, as Administrative Agent, contains certain restrictive financial and operating covenants, including, among others, requirements that the Company satisfy certain financial ratios. The failure of the Company to satisfy such covenants could cause the Company to be unable to borrow under the Credit Agreement and would cause the Company to seek alternative sources of working capital financing and, depending upon the Company's financial condition at such time, could have a material adverse effect on the operations and financial condition of the Company.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock has been listed on the NYSE since July 28, 1997 and currently trades under the symbol "GIC". The following sets forth the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape for the periods indicated.

                                                                                          COMMON
                                                                                       STOCK PRICE
                                                                                          RANGE
                                                                                      -------------
                                                                                    HIGH          LOW
                                                                                    -----        -----
1997
Third Quarter (beginning July 24)..............................................   $      211/2  $      16
Fourth Quarter.................................................................   $      191/8  $      125/8

1998
First Quarter..................................................................   $      22    $      167/16
Second Quarter.................................................................   $      283/4  $      193/4
Third Quarter (through August 25)..............................................   $      291/2  $      247/8

    For a recent sale price for the Common Stock, see the cover page of this Prospectus.

    The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Credit Agreement limits the ability of the Company to pay cash dividends to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of June 30, 1998. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto, incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                           JUNE 30, 1998(1)
                                                                           -----------------
                                                                            (IN THOUSANDS)
Cash.....................................................................     $    82,854
                                                                           -----------------
                                                                           -----------------
Total debt...............................................................     $   --
                                                                           -----------------
                                                                           -----------------
Stockholders' equity:
Preferred Stock, $.01 par value, 20,000,000 shares authorized; no shares
  issued.................................................................         --
Common Stock, $.01 par value; 400,000,000 shares authorized; 151,686,994
  shares issued (2)......................................................           1,517
Additional paid-in capital...............................................       1,282,428
Accumulated deficit......................................................         (49,165)
Accumulated other comprehensive income, net of taxes of $9,129...........          15,530
Less--Treasury stock, at cost, 6,134 shares of Common Stock..............              (2)
                                                                           -----------------
  Total stockholders' equity.............................................       1,250,308
                                                                           -----------------
  Total capitalization...................................................     $ 1,250,308
                                                                           -----------------
                                                                           -----------------

------------------------

(1) If the Company Repurchase is consummated in full, on a pro forma basis at June 30, 1998, cash would be $10,816 and total stockholders' equity and total capitalization would be $1,178,270, assuming a purchase price of $28.25 per share, the closing price of the Common Stock on August 25, 1998.

(2) Does not include 21,356,000 shares of Common Stock issued in July 1998 in connection with an acquisition. See "Business--Business Units--Digital Network Systems".

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and the related notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and are incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated financial data as of and for the six months ended June 30, 1998 and 1997 are derived from the unaudited consolidated financial statements of the Company, and in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, except for those charges discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", necessary for a fair presentation of its financial condition and results of operations as of such dates and for such periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the full year. The consolidated financial data as of and for each of the four years ended December 31, 1997 are derived from the Company's audited consolidated financial statements. The consolidated financial data as of and for the year ended December 31, 1993 are derived from unaudited consolidated financial statements of the Company.

                           SIX MONTHS ENDED
                               JUNE 30,                                         YEAR ENDED DECEMBER 31,
                      ---------------------------     ----------------------------------------------------------------------------
                      1998 (A)        1997 (B)           1997 (C)         1996 (D)        1995 (E)        1994 (F)         1993
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
                                             (IN THOUSANDS, UNLESS OTHERWISE NOTED, EXCEPT PER SHARE DATA)
STATEMENT OF
  OPERATIONS DATA:
Net sales...........  $ 905,425     $     858,431     $    1,764,088     $ 1,755,585     $ 1,532,595     $ 1,275,307     $ 782,960
Cost of sales.......    671,316           627,299          1,336,482       1,349,815       1,079,916         877,667       528,719
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Gross profit........    234,109           231,132            427,606         405,770         452,679         397,640       254,241
Operating expenses:
  Selling, general
    and
   administrative...    101,768            94,644(g)         215,404(g)      174,432         138,209         102,753        87,389
  Research and
    development.....    158,169           100,675            207,826         198,071         137,930         104,795        67,610
  Purchased
    in-process
    technology......     --              --                 --               --              139,860         --             --
  NLC litigation
    costs...........     --              --                 --               141,000         --              --             --
  Amortization of
    excess of cost
    over fair value
    of net assets
    acquired........      7,123             7,118             14,571          14,278          14,418          14,931        15,027
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Operating income
  (loss)............    (32,951)           28,695            (10,195)       (122,011)         22,262         175,161        84,215
Other income
  (expense)--net....     (9,804)           (1,853)             5,766          (1,427)         (1,737)          1,380         8,944
Interest
  expense--net......     (1,264)          (13,511)(h)         (5,210)(h)     (25,970)        (22,933)        (27,337)      (35,026)
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Income (loss) before
  income taxes and
  cumulative effect
  of changes in
  accounting
  principles........    (44,019)           13,331             (9,639)       (149,408)         (2,408)        149,204        58,133
Cumulative effect of
  changes in
  accounting
  principles........     --              --                 --               --              --               (1,445)          216
Benefit (provision)
  for income
  taxes.............     14,090            (7,965)            (6,474)         53,098           6,614         (26,710)       (8,493)
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Net income (loss)...  $ (29,929)    $       5,366     $      (16,113)    $   (96,310)    $     4,206     $   121,049     $  49,856
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
                      ---------     -------------     --------------     -----------     -----------     -----------     ---------
Loss per share --
  basic and
  diluted...........  $   (0.20)
Pro forma earnings
  (loss) per share
  (i)...............                $        0.04     $        (0.11)    $     (0.65)

                                                 AT JUNE 30,                             AT DECEMBER 31,
                                            ----------------------  ---------------------------------------------------------
                                               1998        1997        1997        1996        1995        1994       1993
                                            ----------  ----------  ----------  ----------  ----------  ----------  ---------
                                                                 (IN THOUSANDS, UNLESS OTHERWISE NOTED)
BALANCE SHEET DATA:
Cash (j)..................................  $   82,854  $   --      $   35,225  $   --      $   --      $   --      $  --
Total assets..............................   1,693,269   1,654,127   1,675,353   1,629,736   1,354,338   1,199,002    969,635
Debt (j)..................................      --          --          --          --          --          --         --
Other non-current liabilities.............      62,525     205,639      65,730     188,045      75,125      77,890    103,293
Stockholders' equity......................   1,250,308   1,084,452   1,214,811   1,051,174     926,168     763,895    629,016

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGE)

------------------------------

(a) Includes charges of $124 million ($79 million net-of-tax) which consist of costs related to the closure of various facilities, including the Company's satellite television manufacturing facility in Puerto Rico, severance and other employee separation costs, the write-down of certain assets to their estimated net realizable values and a $75 million charge to fully reserve for an advance made to the Partnership.

(b) Includes charges of $24 million ($18 million net-of-tax) reflecting restructuring costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor and costs directly related to the Distribution.

(c) Includes charges of $110 million ($79 million net-of-tax) reflecting restructuring and other charges primarily related to the closure of various facilities, including the Company's satellite television manufacturing facility in Puerto Rico, severance and other employee separation costs, the write-down of certain assets to their estimated net realizable values and costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor.

(d) Includes charges of $226 million ($145 million net-of-tax) reflecting NLC's litigation costs and other charges primarily related to the transition to the Company's next-generation digital products and the write-down of certain assets to their estimated net realizable values.

(e) Includes a charge of $140 million ($90 million net-of-tax) for purchased in-process technology in connection with the acquisition of NLC.

(f) Includes an income tax benefit of $31 million, as a result of a reduction in a valuation allowance related to domestic deferred income tax assets.

(g) On a pro forma basis, selling, general and administrative expenses would be increased by $4 million for the six months ended June 30, 1997 and the year ended December 31, 1997 to eliminate the allocation of corporate expenses to CommScope and General Semiconductor, as such costs subsequent to the Distribution were no longer allocable.

(h) For the periods prior to the Distribution, interest expense -- net includes an allocation of interest expense from the Distributing Company which was allocated based upon the Company's net assets as a percentage of the total net assets of the Distributing Company. On a pro forma basis, interest expense would be reduced by $10 million and $11 million for the six months ended June 30, 1997 and the year ended December 31, 1997, respectively, to eliminate the aforementioned interest allocation and provide for interest expense on a net debt level of $100 million as of January 1, 1997.

(i) Prior to the Distribution, the Company did not have its own capital structure, and pro forma per share information has been presented only for the years ended December 31, 1997 and 1996 and the six months ended June 30, 1997. The pro forma earnings (loss) per share was calculated by dividing the net income (loss) by the pro forma weighted-average number of shares outstanding. The pro forma weighted-average number of shares outstanding used for the year ended December 31, 1996 and the six months ended June 30, 1997 equaled the number of common shares issued and common equivalent shares, if dilutive, existing on the date of the Distribution, and for the year ended December 31, 1997, included the number of common shares issued on the date of the Distribution plus the actual share activity during the period subsequent to the Distribution.

(j) Prior to the Distribution, the Company participated in the Distributing Company's cash management program. To the extent the Company generated positive cash, such amounts were remitted to the Distributing Company. To the extent the Company experienced temporary cash needs for working capital purposes or capital expenditures, such funds were historically provided by the Distributing Company. Accordingly, for the dates presented prior to the Distribution, no cash or debt balances existed.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

    NET SALES. Net sales for the three months ended June 30, 1998 ("Second Quarter 1998") were $489 million compared to $450 million for the three months ended June 30, 1997 ("Second Quarter 1997"), an increase of $39 million, or 9%. Net sales for the six months ended June 30, 1998 were $905 million compared to $858 million for the six months ended June 30, 1997, an increase of $47 million, or 5%. The increases in net sales for the three and six month periods reflect increased sales of digital cable systems, partially offset by lower sales of analog cable terminals and satellite systems for private and commercial networks. Analog and digital products each represented approximately 50% of total sales of the Company for the six months ended June 30, 1998, compared to approximately 63% and 37%, respectively, for the six months ended June 30, 1997.

    Worldwide broadband sales (consisting of digital and analog cable and wireless television systems and network transmission systems) of $380 million and $689 million for Second Quarter 1998 and for the six months ended June 30, 1998, respectively, increased $61 million, or 19%, and $71 million, or 11%, respectively, from the comparable 1997 periods primarily as a result of increased U.S. sales volume of digital cable terminals and headends, partially offset by the expected decline in sales of basic analog cable network systems. These sales reflect the increasing commitment of cable television operators to deploy state-of-the-art digital and interactive advanced analog systems in order to offer advanced entertainment, interactive services and Internet access to their customers. During the Second Quarter 1998 and Second Quarter 1997, net broadband sales in the U.S. were 83% and 70%, respectively, combined U.S. and Canadian sales were 84% and 73%, respectively, and all other international sales were 16% and 27%, respectively, of total worldwide broadband sales. For the six months ended June 30, 1998 and 1997, net broadband sales in the U.S. were 82% and 69%, respectively, combined U.S. and Canadian sales were 84% and 73%, respectively, and all other international sales were 16% and 27%, respectively, of total worldwide broadband sales.

    Worldwide satellite sales of $109 million and $216 million for Second Quarter 1998 and the six months ended June 30, 1998, respectively, decreased $22 million, or 17%, and $24 million, or 10%, respectively, from the comparable 1997 periods primarily as a result of lower private and commercial network sales. During the Second Quarter 1998 and Second Quarter 1997, net satellite sales in the U.S. were 96% and 75%, respectively, combined U.S. and Canadian sales were 96% and 85%, respectively, and all other international sales were 4% and 15%, respectively, of total worldwide satellite sales. For the six months ended June 30, 1998 and 1997, net satellite sales in the U.S. were 95% and 79%, respectively, combined U.S. and Canadian sales were 98% and 86%, respectively, and all other international sales were 2% and 14%, respectively, of total worldwide satellite sales.

    The decrease in broadband and satellite international sales during the 1998 periods was experienced in all international regions. The largest decreases in sales during the first half of 1998 were experienced in the Asia/Pacific and Latin American regions and there can be no assurance that international sales will return to 1997 levels in the near term.

    TCI and Time Warner, including affiliates, each represented approximately 14% of the revenues of the Company for the year ended December 31, 1997. For the six months ended June 30, 1998, TCI, PRIMESTAR and Time Warner accounted for approximately 24%, 14% and 11% of total Company sales, respectively.

    GROSS PROFIT. Gross profit of $141 million and $234 million for Second Quarter 1998 and the six months ended June 30, 1998, respectively, increased $23 million, or 20%, and $3 million, or 1%, respectively, from the comparable 1997 periods. Gross profit was 29% and 26% of sales for Second Quarter 1998 and the six months ended June 30, 1998, respectively, compared to 26% and 27%, respectively, for the comparable 1997 periods. Gross profit for the six months ended June 30, 1998 included $27 million of charges recorded in the first quarter of 1998, primarily related to severance and other employee separation costs, costs associated with the closure of various facilities and the write-down of certain assets to their net realizable values. Gross profit for Second Quarter 1997 and the six months ended June 30, 1997 included $16 million and $18 million, respectively, of charges for employee costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor. Gross profit increases primarily reflect increased sales levels.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expense was $46 million and $102 million for the Second Quarter 1998 and the six months ended June 30, 1998, respectively, compared to $52 million and $95 million, respectively, for the comparable 1997 periods. SG&A expense as a percentage of sales was 9% and 11% for the Second Quarter 1998 and the six months ended June 30, 1998, respectively, and 12% and 11%, respectively, for the 1997 periods. SG&A spending for the six months ended June 30, 1998 included $13 million of charges primarily related to severance and other employee separation costs, costs associated with the closure of various facilities, including moving costs, and costs associated with changing the Company's corporate name. SG&A spending for the Second Quarter 1997 and the six months ended June 30, 1997 included $6 million of charges primarily for legal and other professional fees directly related to the Distribution. SG&A spending for the 1997 periods also included SG&A expenses related to NLC.

    RESEARCH AND DEVELOPMENT. Research and development ("R&D") expense was $42 million and $158 million for the Second Quarter 1998 and six months ended June 30, 1998, respectively, compared to $50 million and $101 million, respectively, for the comparable 1997 periods. R&D expense for the six months ended June 30, 1998 included a $75 million charge to fully reserve the Note (as defined below under "--Liquidity and Capital Resources"). R&D spending in 1998 is focused on new product opportunities, including advanced digital services, high-speed internet and data systems, and next generation transmission network systems. In addition, the Company is incurring R&D expense to develop analog and digital products for international markets, reduce costs and expand the features of its digital cable and satellite systems.

    OTHER EXPENSE--NET. Other expense was $1 million and $10 million for the Second Quarter 1998 and the six months ended June 30, 1998, respectively, compared with $1 million and $2 million, respectively, for the comparable 1997 periods. Other expense increased in the first half of 1998 from the comparable 1997 period primarily due to the Company's equity interest in the Partnership's loss, which includes the BROADBAND TECHNOLOGIES, INC. V. GENERAL INSTRUMENT CORP. settlement and compensation expense related to key executives of an acquired company, partially offset by a gain on the sale of a portion of the Company's investment in Ciena Corporation and settlement of an insurance claim.

    INTEREST EXPENSE--NET. Net interest expense for the three and six months ended June 30, 1997 represents an allocation of interest expense from the Distributing Company and was allocated based upon the Company's net assets as a percentage of the total net assets of the Distributing Company for the period prior to the date of the Distribution. Net interest expense allocated to the Company was $6 million and $14 million for the Second Quarter 1997 and for the six months ended June 30, 1997, respectively. Subsequent to July 25, 1997, the date of the Distribution, net interest represents actual net interest expense incurred by the Company.

    Pro forma interest expense for the Second Quarter 1997 and the six months ended June 30, 1997 includes a reduction of interest expense of $5 million and $10 million, respectively, to reflect an assumed net debt level of $100 million at January 1, 1997.

    INCOME TAXES. Through the date of the Distribution, income taxes were determined as if the Company had filed separate tax returns under its existing structure for the periods presented. Accordingly, future tax rates could vary from the historical effective tax rates depending on the Company's future tax elections. The Company recorded a provision for income taxes of $18 million and a benefit for income taxes of $14 million for the Second Quarter 1998 and the six months ended June 30, 1998, respectively, and a provision for income taxes of $4 million and $8 million, respectively, for the comparable 1997 periods based upon the expected annual effective tax rate.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 WITH THE YEAR ENDED DECEMBER 31,
  1996

    NET SALES. Net sales for the year ended December 31, 1997 were $1,764 million compared to $1,756 million for the year ended December 31, 1996. Net sales in 1997 when compared to 1996 reflect higher sales of digital cable television systems and interactive advanced analog television systems, offset by lower sales of basic analog cable television systems, cable transmission network systems, digital satellite receivers and private/commercial network satellite systems. Analog and digital products represented 58% and 42%, respectively, of total sales in 1997 compared to 67% and 33%, respectively, of total sales in 1996.

    Worldwide broadband sales (consisting of digital and analog cable and wireless television systems and transmission network systems) increased $112 million, or 10%, to $1,293 million in 1997 primarily as a result of increased U.S. sales volumes of digital cable television terminals and headends and CFT advanced analog cable television terminals, partially offset by lower sales of basic analog cable and transmission network systems. These sales reflect the increasing commitment of U.S. cable television operators to deploy state-of-the-art digital and interactive advanced analog systems in order to offer advanced entertainment, interactive services and Internet access to their customers. International broadband sales increased $11 million, or 3%, to $403 million in 1997 and represented 31% of worldwide broadband sales in 1997 compared to 33% in 1996. Worldwide satellite sales of $462 million for the year ended December 31, 1997 decreased $113 million, or 20%, from 1996 primarily as a result of lower sales volumes of digital satellite receivers to PRIMESTAR. International satellite sales increased $41 million, or 59%, to $110 million in 1997, primarily as a result of higher Canadian sales. International satellite sales represented 24% of worldwide satellite sales in 1997 compared to 12% in 1996. NLC's sales were $9 million in 1997.

    GROSS PROFIT. Gross profit increased $22 million, or 5%, to $428 million in 1997 from $406 million in 1996 and was 24% of sales in 1997 compared to 23% in 1996. Gross profit for the year ended December 31, 1997 was reduced by $84 million of charges primarily related to the closure of the Company's Puerto Rico satellite manufacturing facility, employee costs related to dividing the Distributing Company's Taiwan operations between the Company and General Semiconductor and the write-down of inventories to their estimated net realizable values. Gross profit for the year ended December 31, 1996 was reduced by $71 million of charges primarily related to the write-down of inventories to their estimated net realizable values and the accrual of upgrade and product warranty liabilities in connection with the transition to the Company's next-generation digital products. The higher gross profit and gross profit margin in 1997 resulted from higher production volumes and ongoing cost reduction programs on digital and advanced analog products.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A expense was $215 million in 1997 compared to $174 million in 1996 and was 12% of sales in 1997 compared to 10% in 1996. SG&A expense for the year ended December 31, 1997 included $28 million of charges related to severance and other employee separation costs, costs associated with the closure of various facilities and legal and other professional fees incurred in connection with the Distribution, partially offset by a $5 million credit related to the collection of certain receivables previously considered to be uncollectible. SG&A expense in 1996 included $14 million of charges primarily related to employee separation costs due to the Distributing

Company's plan to separate into three independent companies, the write-down of various fixed assets to their estimated net realizable values and the settlement of a litigation matter. SG&A base spending was also greater in 1997 than in 1996 as a result of increased marketing and field support for NLC's NLevel(3) telephony system and the Company's digital video broadcasting ("DVB") compliant digital satellite products and increased sales force, field support and marketing in international cable and satellite television markets.

    RESEARCH AND DEVELOPMENT. R&D expense increased $10 million, or 5%, to $208 million in 1997 from $198 million in 1996 and was 12% of sales in 1997 compared to 11% in 1996. R&D expense for the year ended December 31, 1997 included $9 million of charges primarily related to the write-down of certain assets used in R&D activities to their estimated net realizable values. R&D spending in 1997 reflects: the continued development of next-generation products, including high-speed data systems for cable and telephone networks, switched-digital access systems for fiber and twisted-pair networks, as well as the modification of existing products for international markets; the continued development of enhanced addressable analog terminals and advanced digital systems for cable and satellite television distribution; and product development and international expansion through strategic alliances. In addition, in 1997, the Company remained focused on reducing costs and enhancing the features of its digital cable and satellite television systems.

    OTHER INCOME (EXPENSE)--NET. Other income of $6 million for the year ended December 31, 1997 predominately reflects net investment gains, primarily from the sale of a portion of the Company's investment in Ciena Corporation.

    INTEREST INCOME (EXPENSE)--NET. Net interest expense represents an allocation of interest expense from the Distributing Company based upon the Company's net assets as a percentage of the total net assets of the Distributing Company through July 25, 1997, the date of the Distribution. Net interest expense allocated to the Company was $15 million for the year ended December 31, 1997 compared to $26 million in 1996. Subsequent to July 25, 1997, net interest income primarily represents actual interest earned on the Company's net cash balance and the net reversal of accrued interest subsequent to receiving a revised final judgment in the suit brought against NLC and the founders of NLC by DSC Communications Corporation and DSC Technologies Corporation.

    On a pro forma basis, interest income was $6 million in 1997 compared to interest expense of $8 million in 1996.

    INCOME TAXES. Through the date of the Distribution, income taxes were determined as if the Company had filed separate tax returns under its then existing structure for the periods presented. Accordingly, future tax rates could vary from the historical effective tax rates depending on the Company's future tax elections. The Company recorded a provision for income taxes of $6 million and a benefit for income taxes of $53 million for the years ended December 31, 1997 and 1996, respectively. Excluding the restructuring and other net charges recorded in 1997 and 1996, the effective tax rates were 38% and 36%, respectively. The higher effective rate in 1997 resulted from a higher provision for state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the Distribution, the Company participated in the Distributing Company's cash management program. To the extent the Company generated positive cash, such amounts were remitted to the Distributing Company. To the extent the Company experienced temporary cash needs for working capital purposes or capital expenditures, such funds were historically provided by the Distributing Company. At the date of the Distribution, $125 million of cash was transferred to the Company.

    For the six months ended June 30, 1998 and 1997, cash provided by operations was $35 million and $66 million, respectively. Cash provided by operations in the first half of 1998 primarily reflects cash generated from operations, partially offset by the funding provided to the Partnership related to its R&D activities and payments related to the restructuring. Cash provided by operations in the first half of 1997 primarily represents cash generated by the broadband business, partially offset by increased inventory levels to support business growth.

    At June 30, 1998 and December 31, 1997, working capital was $453 million and $436 million, respectively. The Company believes that working capital levels are adequate to support the growth of the digital business, however, there can be no assurance that future industry-specific developments or general economic trends will not continue to alter the Company's working capital requirements.

    During the six months ended June 30, 1998 and 1997, the Company invested $40 million and $37 million, respectively, in equipment and facilities. The Company expects to continue to expand its capacity to meet increased current and anticipated future demands for digital products, with capital expenditures for the year expected to approximate $120 million. The Company's R&D expenditures were $158 million (including the $75 million funding related to the Partnership's R&D activities) and $101 million during the first six months of 1998 and the first six months of 1997, respectively. The Company expects total R&D expenditures to approximate $245 million (including the $75 million funding related to the Partnership) for the year ending December 31, 1998.

    The Company's Credit Agreement provides a $600 million unsecured revolving credit facility and matures on December 31, 2002. The Credit Agreement permits the Company to choose between two competitive interest rate options. The Credit Agreement contains financial and operating covenants, including limitations on guarantee obligations, liens and the sale of assets, and requires the maintenance of certain financial ratios. None of the restrictions contained in the Credit Agreement is expected to have a significant effect on the Company's ability to operate. As of June 30, 1998, the Company was in compliance with all financial and operating covenants contained in the Credit Agreement and had available credit of $500 million.

    In January 1998, the Company announced that, subject to the completion of definitive agreements, Sony will purchase 7.5 million new shares of Common Stock of the Company for $188 million. See "Business--Strategic Partner and Customer Relationships--Sony Corporation".

    In January 1998, the Company transferred the net assets, principally technology, and the management and workforce of NLC to the Partnership in exchange for approximately an 89% (subject to additional dilution) limited partnership interest. Additionally, the Company advanced to the Partnership $75 million, utilizing available operating funds and borrowings under its Credit Agreement, in exchange for a Partnership note (the "Note"). Since the repayment of the Note is solely dependent upon the results of the Partnership's research and development activities and the commercial success of its product development, the Company recorded a charge to fully reserve for the Note concurrent with the funding. The Company has agreed to make an additional $50 million equity investment in the Partnership, expected to occur on or after November 1, 1998, to fund the Partnership's growth and assist the Partnership in meeting its forecasted working capital requirements.

    The Company's management assesses its liquidity in terms of its overall ability to obtain cash to support its ongoing business levels and to fund its growth objectives. The Company's principal sources of liquidity both on a short-term and long-term basis are cash flows provided by operations and borrowings under the Credit Agreement. The Company believes that based upon its analysis of its consolidated financial position and its expected operating cash flows from future operations, along with available funding under the Credit Agreement, cash flows will be adequate to fund operations, research and development and capital expenditures. There can be no assurance, however, that future industry-specific developments or general economic trends will not adversely affect the Company's operations or its ability to meet its cash requirements.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

    SEGMENT REPORTING--In June 1997, Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued and is effective for fiscal periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers, and requires the reporting of selected information about operating segments in interim financial statements. The Company is currently evaluating the disclosure requirements of this statement and will include the necessary disclosures in the year-end financial statements as required in the initial year of adoption.

    PENSION AND OTHER POSTRETIREMENT DISCLOSURES--In February 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88 and 106". This statement, which is effective for fiscal years beginning after December 15, 1997, requires revised disclosures about pension and other postretirement benefit plans.

    Since the above two statements revise only financial statement disclosures, their adoption will not have any impact on the Company's consolidated financial position, results of operations or cash flows.

    DERIVATIVE AND HEDGE ACCOUNTING--In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued and is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

NEW TECHNOLOGIES

    The Company operates in a dynamic and competitive environment in which its success will be dependent upon numerous factors, including its ability to continue to develop appropriate technologies and successfully implement applications based on those technologies. In this regard, the Company has made significant investments to develop advanced systems and equipment for the cable and satellite television, Internet/data delivery and local telephone access markets. Additionally, the future success of the Company will be dependent on the ability of cable and satellite television operators to successfully market the services provided by the Company's advanced digital terminals to their customers. Furthermore, as a result of the higher costs of initial production, digital products presently being shipped carry lower margins than the Company's mature analog products.

    Management of the Company expects cable television operators in the United States and abroad to continue to purchase analog products to upgrade their basic networks and to develop, using U.S. architecture and systems, international markets where cable penetration is low and demand for entertainment programming is growing. However, management expects that demand in North America for its basic analog cable products will continue to decline.

    As the Company continues to introduce new products and technologies and such technologies gain market acceptance, there can be no assurance that sales of products based on new technologies will not affect the Company's product sales mix and/or will not have an adverse impact on sales of certain of the Company's other products.

FOREIGN EXCHANGE AND MARKET RISK

    A significant portion of the Company's products are manufactured or assembled in Taiwan and Mexico. These foreign operations are subject to market risk changes with respect to currency exchange rate fluctuations, which could impact the Company's consolidated financial statements. The Company monitors its underlying exchange rate exposures on an ongoing basis and continues to implement selective hedging strategies to reduce the market risks from changes in exchange rates. On a selective basis, the Company enters into contracts to hedge the currency exposure of monetary assets and liabilities, contractual and other firm commitments denominated in foreign currencies and the currency exposure of anticipated, but not yet committed, transactions expected to be denominated in foreign currencies. The use of these derivative financial instruments allows the Company to reduce its overall exposure to exchange rate movements since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

    Foreign currency exchange contracts are sensitive to changes in exchange rates. As of June 30, 1998, a hypothetical 10% fluctuation in the exchange rate of foreign currencies applicable to the Company, principally the New Taiwan and Canadian dollars, would result in a net $2 million gain or loss on the contracts the Company has outstanding, which would offset the related net loss or gain on the assets, liabilities and transactions being hedged.

INTERNATIONAL MARKETS

    Management of the Company believes that additional growth for the Company will come from international markets, although the Company's international sales decreased in the first half of 1998 in comparison to the prior year, and there can be no assurance that international sales will increase to 1997 levels in the near future. In order to support the Company's international product and marketing strategies, it is currently expected that the Company will add operations in foreign markets in the following areas, among others: customer service, sales, finance, product warehousing and expansion of manufacturing capacity at existing facilities. Although no assurance can be given, management expects that the expansion of international operations will not require significant increased levels of capital expenditures.

EFFECT OF INFLATION

    The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.

READINESS FOR YEAR 2000

    The Company has identified and evaluated the changes to its computer systems and products necessary to achieve a year 2000 date conversion, and required conversion and testing efforts are currently underway and are expected to be completed by mid 1999. The Company continues to communicate with its suppliers, customers and others with which it does business to understand the impact of any year 2000 issues on the Company. However, there can be no assurance that the companies with which the Company does business will achieve a year 2000 conversion in a timely fashion, or that such failure to convert by another company will not have an adverse effect on the Company. The Company does not expect the cost of achieving year 2000 compliance will exceed $5 million. Additionally, based on the current status of these efforts, the Company believes that it will be able to manage its total year 2000 transition without any material adverse effect on its business operations, products or financial prospects.

                                    BUSINESS

    The Company is a leading worldwide provider of integrated and interactive broadband access solutions and, with its strategic partners and customers, is advancing the convergence of the Internet, telecommunications and video entertainment industries. The Company is the world's leading supplier of digital and analog set-top terminals and systems for wired and wireless cable television networks, as well as hybrid fiber/coaxial network transmission systems used by cable television operators, and is a leading provider of digital satellite television systems for programmers, DTH satellite networks and private networks for business communications. Through its limited partnership interest in the Partnership, the Company provides next-generation broadband telephony network solutions with the Partnership's NLevel(3)-Registered Trademark- Switched Digital Access System. The Company's principal executive offices are located at 101 Tournament Drive, Horsham, Pennsylvania 19044 and the telephone number of the Company, at such offices, is (215) 323-1000.

BUSINESS STRATEGY

    The Company's strategy is to use its technological leadership in providing secure broadband systems and equipment to enhance its leading position in its traditional markets while expanding into new markets. This strategy is based on the belief that (i) consumers in the United States and international markets will continue to demonstrate an increasing demand for new information and entertainment services and (ii) content and service providers will continue to create new bandwidth-intensive video, voice and data applications. The Company's management believes that these factors will generate a continuing need for systems and equipment with greater capacity for all networks and architectures.

DEMAND FOR SYSTEMS AND EQUIPMENT SUPPORTING NEW BANDWIDTH INTENSIVE APPLICATIONS

    The Company expects the market for systems and equipment supporting new bandwidth intensive applications to grow significantly as a result of the availability of new information and entertainment services for consumers.

    - CABLE SYSTEM UPGRADES. Cable operators are upgrading their systems to provide for two-way capabilities and additional capacity in order to provide advanced services such as Internet access, VOD and telephony. The cable infrastructure, with its high capacity access into the home, is regarded as an attractive network for the delivery of advanced communication and entertainment services. The Company believes that the commercialization of advanced broadband systems and equipment, which provide for greatly expanded channel capacity and programming options, improved quality and security of signal transmission and the capability of delivering enhanced features and services, presents a significant opportunity for the Company. Recent developments in the cable and telecommunications industries, including the announcement of a proposed merger between AT&T and TCI, Microsoft's $1 billion investment in Comcast, and the purchase of Marcus Cable and Charter by Paul Allen, a founder of Microsoft, are expected to accelerate cable systems operator spending for these advanced broadband systems to facilitate the offering of advanced services.

    - TELEPHONY DEVELOPMENTS. At the same time as cable operators are upgrading their systems to offer advanced services, Regional Bell Operating Companies and other telecommunications companies are also seeking a cost-effective way to deliver standard telephony and advanced services to the home, including high-speed data/Internet, distance learning and video services. The Company believes that this presents a significant opportunity for suppliers, such as the Partnership, which provide integrated broadband access systems that enable these services from a single access platform.

THE COMPANY'S MARKET LEADERSHIP

    The Company has a leading position in providing systems and equipment to the broadband communications market. Currently, the Company is a leading supplier to 16 of the 20 largest MSOs in the United States and believes that it has supplied a majority of the addressable systems in use by cable television operators in the United States and abroad.

    - LEADER OF COMMERCIALIZATION OF DIGITAL BROADBAND SYSTEMS. The Company is the leading supplier of interactive digital cable television systems. Through June 30, 1998, the Company had shipped approximately 600 digital cable television head-end systems, passing approximately 28 million homes, and over
1.4 million two-way interactive digital cable television set-top terminals to broadband system operators. The Company has entered into definitive agreements, with an estimated value of $4.5 billion, to supply approximately 15 million digital set-top terminals to leading North American cable operators, with a collective subscriber base of over 46 million, over the next three to five years.

    During the second half of 1998 and during 1999, the Company expects to introduce new two-way interactive set-top terminal models, including terminals targeted at European and other international cable operators and a high-end terminal that incorporates a built-in DOCSIS-compliant cable modem, IP and a unique triple tuner architecture that will ultimately enable consumers to watch television, surf the World Wide Web and talk on the telephone simultaneously.

    - THE WORLD LEADER IN ANALOG ADDRESSABILITY. The Company is the world's leading provider of addressable analog set-top systems. The Company's latest two-way interactive advanced analog terminal provides cable operators with Internet access, interactive programming guides, CD-quality music, NVOD, supplemental sports and entertainment information and local information-on-demand.

    - NEXT GENERATION TELEPHONY. The Partnership, in which the Company has an 89% limited partnership interest, is a leading provider of the next generation of integrated full service DLC and FTTC systems for the delivery of telephony, video and data for local telephone companies. The Partnership's product, NLevel(3), is designed to permit the cost effective delivery of a suite of standard telephony and advanced services, including high-speed data/Internet, distance learning, VOD and video telephony, to the home from a single access platform. In July 1998, the Partnership was selected to supply DLC and FTTC systems to U S West for the delivery of broadband video, high-speed data/Internet, and basic telephone services. The Company has also contracted to supply U S West with 450,000 broadband xDSL access lines and to supply Bell Atlantic with 1,000,000 lines of telephone service. The Partnership is currently deploying its NLevel(3) products pursuant to these contracts.

STRATEGIC PARTNER AND CUSTOMER RELATIONSHIPS

    The Company recently entered into several strategic relationships, including equity investments in the Company by large MSOs, which are expected to provide a strong foundation for future business development and to reinforce the Company's position as a leading provider of the next generation of broadband communications equipment and systems.

    - CABLE CUSTOMER EQUITY OWNERSHIP. The Company has issued warrants to purchase approximately 29 million shares of Common Stock to leading North American cable system operators. These warrants were issued in connection with the definitive agreements to supply approximately 15 million digital set-top terminals to such operators. Included among the cable operators entitled to exercise the warrants upon the purchase of set-top terminals from the Company are TCI, Time Warner, MediaOne, Comcast, Cox, Adelphia, Shaw, Jones and Charter.

    - SET-TOP AUTHORIZATION SERVICES. The Company issued 21,356,000 shares of its Common Stock to an affiliate of TCI in connection with the Company's acquisition of the set-top authorization services business that controls the receipt of cable programming services delivered to subscribers by TCI's Headend In The Sky. The Company now provides national authorization services throughout the United

States to TCI, its affiliates and other operators, many with relatively small individual systems that could not otherwise justify the initial capital investment required to launch a local digital headend computer control system.

    - SONY CORPORATION. The Company has announced plans to enter into a strategic alliance with Sony to jointly develop digital television technologies for cable television devices and HDTV products. In addition, the Company plans to incorporate Sony's Home Network architecture into its advanced digital set-top terminals. Sony has also agreed to purchase 7.5 million newly issued shares of Common Stock at a purchase price of $25.00 per share. These transactions are all subject to the completion of definitive agreements.

    - CISCO SYSTEMS, INC. In anticipation of mass distribution of standardized cable modems, the Company has entered into a working relationship with Cisco Systems to develop an interoperable DOCSIS-compliant two-way cable modem network using the Company's cable modems.

    - STRATEGIC INVESTMENTS. The Company has made investments in certain companies that it believes bring strategic value in support of the Company's business strategy. These investments include an approximately 5% interest in Broadcom Corporation, a leading developer of highly integrated silicon solutions that enable broadband transmission of video and high-speed data, and a 7.6% interest in Wink Communications, Inc., a provider of an enhanced television broadcasting system that adds interactivity and electronic commerce opportunities to traditional television programming and advertising.

BUSINESS UNITS

    The Company is presently organized into four strategic business units:
Digital Network Systems, Advanced Network Systems, Transmission Network Systems and Satellite Data Network Systems.

    DIGITAL NETWORK SYSTEMS. The Company is the world's leading supplier of secure interactive digital cable television delivery systems. The principal products of this business unit are: (i) individual network elements, including consumer set-top terminals and various video, audio and data processing equipment used in cable operators' headends; (ii) computer equipment, software and services for securing programming content, downloading software applications to consumer set-top terminals, authorizing individual subscriber services, enabling network management and providing interfaces to cable operators' billing systems; and (iii) system integration services for the custom assembly and test of Company and third-party hardware and software elements.

    North American cable operators began deploying commercial services using the Company's interactive digital delivery systems in 1996. As of June 30, 1998, the Company had shipped approximately 600 digital headend systems throughout North America, passing approximately 28 million homes, and over 1.4 million digital cable and wireless set-top terminals. In addition, the Company's digital business is in the early stages of expanding into regions beyond North America such as Europe, the Middle East, Asia/Pacific and Latin America.

    Digital compression technology allows cable operators to provide 6 to 12 times the number of programs per traditional channel slot than is possible using analog technology. Initial cable operator demand for the Company's digital products has been the result of the cable operators' ability to offer additional pay-per-view and other programming choices enabled by such digital compression technology, the high quality of digital video/audio, electronic program guides and the potential to offer a wide range of new interactive applications. Several cable operators are now performing trials of some of these new interactive applications such as true VOD, Internet access and e-mail. The Company's digital products are designed with an open architecture so that these new interactive software applications being developed by a number of third parties can be downloaded over the cable network to set-top terminals already installed in consumer homes.

    All of the Company's digital cable set-top terminals utilize the digital transport stream and decode video compliant with the Motion Picture Experts Group 2 ("MPEG-2") international standard and demodulate Quadrature-Amplitute-Modulated signals compliant with International Telecommunications Union international standards. The terminals and delivery systems also use standards-based interactive communications protocols and the Company's proprietary access control technology marketed under the DigiCipher-Registered Trademark- II and MediaCipher-TM- brand names, as well as decode Dolby Digital-Registered Trademark- audio. As of June 30, 1998, the Company's digital terminal shipments have consisted of its DCT-1000 and DCT-1200 model cable terminals and DWT-1000 model wireless terminals. All of these set-top products are two-way terminals capable of real-time, interactive operation using either a built-in RF return modem or optional telephone return modem. Additionally, all of these set-top products are compatible with the existing installed base of the Company's set-top products. Such compatability enhances security, reduces operating costs and improves bandwidth utilization.

    The Company expects to introduce new two-way interactive set-top terminal models during the second half of 1998 and during 1999. The DVi-2000 model, which includes DVB-compliant technologies such as Musicam-Registered Trademark- audio decoding, is targeted at European and other international cable operators. The DCT-2000 model is an evolution of the DCT-1000 and DCT-1200 product line that includes a faster microprocessor, enhanced graphics and expanded application memory. The DCT-5000+ model is a high-end terminal that incorporates a built-in DOCSIS compliant cable modem, IP and a unique triple tuner architecture that ultimately will enable consumers to watch television, surf the World Wide Web and talk on a telephone simultaneously.

    The Company has completed definitive agreements with leading North American cable operators to supply approximately 15 million digital set-top terminals, consistent with the cable industry's OpenCable initiative, over the next three to five years, with an estimated value of $4.5 billion. The Company has issued warrants to purchase approximately 29 million shares of the Company's Common Stock to these cable operators in connection with such agreements. Included among the cable operators entitled to purchase set-top terminals from the Company under these agreements are TCI, Time Warner, MediaOne, Comcast, Cox, Adelphia, Shaw, Jones, Charter, Suburban Cable Company, Intermedia Cable and Bresnan Communications Company, with a collective subscriber base of over 46 million.

    In July 1998, the Company completed its acquisition from affiliates of TCI of certain physical assets and a license of associated intellectual property to enable it to provide the set-top authorization services that control the receipt of cable programming services delivered to subscribers by TCI's Headend In The Sky. The Company issued 21,356,000 shares of its Common Stock to an affiliate of TCI in exchange for this acquisition. The Company now provides national authorization services throughout the United States to TCI, its affiliates and other operators, many with relatively small individual systems that could not otherwise justify the initial capital investment required to launch a local digital headend computer control system. The Company continues to supply its internally developed DAC-6000 model controller for local and regional authorization systems solutions for individual operators with larger individual subscriber bases.

    ADVANCED NETWORK SYSTEMS. The Company is the world's leading provider of addressable analog set-top systems which enable cable operator control and subscriber access to a number of advanced entertainment services and features. The principal products of this business unit are consumer set-top terminals and the associated central office headend computer and processing equipment. Use of these addressable systems enables operators to provide a suite of service offerings, from pay-per-view and multiple tiers of programming services, through advanced video, audio and data entertainment services.

    Beginning in early 1995, the Company began shipping its latest generation CFT system, the CFT2200 interactive advanced analog system, adding a new level of service offering to the prior analog platforms. The CFT2200 two-way interactive advanced analog terminal provides cable operators with the most complete set of functionality available today over an analog platform, including Internet access, interactive programming guides, CD-quality music, NVOD, supplemental sports and entertainment information and local information-on-demand. The Company shipped approximately 1.6 million CFT advanced analog terminals for the six months ended June 30, 1998 and approximately 3.2 million CFT advanced analog terminals for the year ended December 31, 1997.

    The Company provides addressable analog set-top systems throughout the world, and is the market leader in North and South America, Europe, and Asia with the CFT advanced platform. Market share in the U.S. analog addressable market has exceeded 50% for the last several years, both in the traditional and advanced product segments. While management expects that the Company's advanced analog cable products will continue to meet cable and wireless operator demands worldwide for several years, due to the anticipated increased availability and use of digital cable products, the Company expects that demand in North America for its traditional analog cable products will continue to decline.

    TRANSMISSION NETWORK SYSTEMS. The Company's transmission products provide end-to-end solutions that enable the transformation of the traditional cable television network to a two-way, fiber-rich, high speed voice/video/data network. Transmission products include headend signal processing equipment, distribution amplifiers, fiber optic transmission equipment and passive components for wired television distribution systems.

    The Company's management expects cable television operators in the United States and abroad to continue to upgrade their basic networks and invest in new system capacity primarily to compete with other television programming sources, such as DTH, as well as to capitalize on the rapid growth in demand for high-speed Internet access. Further opportunities exist internationally where cable penetration is low and demand for both entertainment and high speed internet access is growing.

    SATELLITE DATA NETWORK SYSTEMS. The Company is a leading provider of digital satellite television systems for programmers, DTH satellite network providers and private networks for business communications and distance learning. It offers a broad product line of digital compression and transmission systems including MPEG-2, DVB and Advanced Television Systems Committee compliant solutions. The Company is also a leader in the development of high-speed data networks.

    DIGITAL AND ANALOG SATELLITE PRODUCTS. The Company designs, manufactures and sells analog and digital satellite uplink and downlink products for commercial and consumer use. Using the Company's DigiCipher II digital technology, commercial customers are able to compress their video, audio and data transmissions resulting in significant cost savings over traditional analog transmission. The Company also offers state-of-the-art network management and access control products and services allowing program packagers to efficiently and cost-effectively manage customer transactions and securely transmit their programming to only authorized end-users. The Company is the leading manufacturer of access control and scrambling and descrambling equipment used by television programmers for the satellite distribution of proprietary programming.

    The Company is the sole supplier of digital satellite receivers and digital satellite encoders to DTH provider PRIMESTAR and a leading supplier of digital satellite encoders for DTH provider DIRECTV-Registered Trademark-. The Company is also a leading supplier of digital satellite systems to private networks for such applications as business communications and distance learning.

    The analog satellite products of the Company are the exclusive systems for the distribution of encrypted C-band (large dish) satellite-delivered programming to cable television operators and large-diameter backyard satellite dish owners. Sales of analog consumer descramblers have declined, as expected, to minimal levels over the past two years, and are expected to continue to decline as a result of the availability of competing digital satellite video services. The Company introduced its first digital descramblers for the backyard C-band market in 1997. This product, called 4DTV-Registered Trademark-, allows C-band dish owners to take advantage of the wealth of digital programming now being transmitted by satellite. There can be no assurance, however, as to the degree of market acceptance of this new product. To date, significant quantities of 4DTV have not been shipped.

    HIGH SPEED DATA NETWORKS. The Company's management believes that the rapid growth in personal computer ownership and, in particular, usage of on-line and Internet access services, has created a demand for increased data transmission speeds. The Company's high-speed cable modem is capable of delivering information through the cable television network at speeds significantly faster than a traditional telephone modem, while delivering instructions and other information upstream from the consumer over telephone lines. The Company has become the first company to market cable modems with a major national computer retailer--CompUSA. In addition, in anticipation of mass distribution of standardized cable modems, the Company has entered into a working relationship with Cisco Systems to develop an interoperable DOCSIS-compliant two-way cable modem network using the Company's cable modems.

NEXT LEVEL COMMUNICATIONS, L.P.

    The Partnership is a leading provider of next-generation integrated full service DLC and FTTC systems for the delivery of telephony, video and data for local telephone companies, including Bell Atlantic and U S West. The Partnership's product, NLevel(3), is designed to permit the cost effective delivery of a suite of standard telephony and advanced services, including high-speed data/Internet, distance learning, VOD and video telephony, to the home from a single access platform.

    In the fourth quarter of 1996, NLC entered into an agreement with a subsidiary of NYNEX Corporation, now Bell Atlantic, pursuant to which the Partnership will supply its NLevel(3) system for one million lines of telephone service in metropolitan New York City and Boston. Initial deployment for the greater Boston area began in the first quarter of 1997. Bell Atlantic also has options to extend its deployment of the NLevel(3) system to up to five million lines. In the third quarter of 1997 NLC entered into an agreement with U S West, pursuant to which the Partnership will supply its NLevel(3) system for 450,000 lines of broadband xDSL access. In addition, in July 1998, U S West selected the Partnership to supply DLC and FTTC systems for the delivery of broadband video, high-speed data/Internet, and basic telephone services.

    In January 1998, the Company transferred the business of NLC, including its net assets, principally technology, and its management and workforce to the Partnership in exchange for approximately an 89% limited partnership interest (subject to additional dilution). An entity controlled by Spencer Trask & Co., the operating general partner, acquired approximately an 11% interest in the Partnership and has the potential to acquire up to an additional 11% in the future. Pursuant to an agreement entered into in July 1998, the Company has agreed to make an additional $50 million equity investment in the Partnership, expected to occur on or after November 1, 1998, which will increase its limited partnership interest to more than 90%. Pursuant to the partnership agreement, the operating general partner controls the Partnership and is responsible for developing the business plan and infrastructure necessary to position the Partnership as a stand-alone company.

                                   MANAGEMENT

BOARD OF DIRECTORS OF THE COMPANY

    Set forth below, in alphabetical order, are the persons who currently serve as directors of the Company, each of whom has served since the Distribution. Theodore J. Forstmann intends to resign as a director in conjunction with, and prior to the consummation of, the Offering.

                                                     TERM
NAME                                     AGE        EXPIRES                 POSITION
-----------------------------------      ---      -----------  -----------------------------------
Edward D. Breen....................          42         2001   Chairman of the Board, President
                                                               and
                                                                 Chief Executive Officer
John Seely Brown...................          58         1999   Director
Frank M. Drendel...................          53         1999   Director
Lynn Forester......................          44         1999   Director
Theodore J. Forstmann..............          58         2000   Director
Alex J. Mandl......................          54         2001   Director
J. Tracy O'Rourke..................          63         2000   Director

    Edward D. Breen became Chairman of the Board, President and Chief Executive Officer of the Company in December 1997, after having served as Acting Chief Executive Officer and President since October 1997. He was President of the Distributing Company's Broadband Networks Group from February 1996 and Vice President of the Distributing Company from November 1994 until July 1997. He continued in such positions for the Company through October 1997. He was Executive Vice President, Terrestrial Systems of the Distributing Company from October 1994 to January 1996 and Senior Vice President of Sales of the Distributing Company from June 1988 to October 1994. He is a director of CommScope.

    John Seely Brown was a director of the Distributing Company from July 1993 to July 1997. He has been Chief Scientist of Xerox Corporation ("Xerox") since 1992 and Corporate Vice President of Xerox since 1990. He is also the director of the Xerox Palo Alto Research Center. He is a Fellow of the American Association for Artificial Intelligence and a member of the National Academy of Education. He is a director of Corning, Inc. and Varian Associates, Inc.

    Frank M. Drendel was a director of the Distributing Company from March 1992 until July 1997 and was a director of General Instrument Corporation of Delaware, Inc. ("GI Delaware"), a subsidiary of the Distributing Company, and its predecessors from 1987 to March 1992. He has served as Chairman and Chief Executive Officer of CommScope since July 1997, Chairman and President of CommScope, Inc. of North Carolina ("CommScope NC") from 1986 to July 1997, and Chief Executive Officer of CommScope NC since 1976.

    Lynn Forester was a director of the Distributing Company from February 1995 until July 1997. She has been President and Chief Executive Officer of FirstMark Holdings, Inc. since 1984. From 1989 to December 1994, she was Chairman and Chief Executive Officer of TPI Communications International, Inc., a radio common carrier and paging company. She is a director of Gulfstream Aerospace Corporation and Vice Chairman of the Corporate Commission on Educational Technology.

    Theodore J. Forstmann was a director of GI Delaware from August 1990 to March 1992, and was a director of the Distributing Company from March 1992 until July 1997. He has been a General Partner of FLC Partnership, L.P., the General Partner of Forstmann Little, since he co-founded Forstmann Little in 1978. He is Chairman of the Board of Gulfstream Aerospace Corporation.

    Alex J. Mandl was a director of the Distributing Company from December 1996 until July 1997. Mr. Mandl is Chairman and Chief Executive Officer of Teligent, Inc. He was Chairman and Chief Executive Officer of Associated Communications, the predecessor of Teligent, Inc., from September 1996 until

June 1997; Mr. Mandl served with AT&T, as President and Chief Operating Officer from January 1996 to August 1996; from 1993 to 1995, as Executive Vice President of AT&T and Chief Executive Officer of AT&T Communications Services Group; and from 1991 to 1993, as Chief Financial Officer and Group Executive of AT&T. He is a director of Warner-Lambert Company, Carnegie Hall and WETA-TV-FM Washington.

    J. Tracy O'Rourke was a director of GI Delaware from September 1990 to March 1992, and was a director of the Distributing Company from March 1992 until July 1997. He has been Chairman and Chief Executive Officer of Varian Associates, Inc., a manufacturer of health care systems, semiconductor manufacturing equipment and analytical instruments, since 1990. He is a director of National Semiconductor Corp.

EXECUTIVE OFFICERS

    Set forth below are the persons who currently serve as executive officers of the Company.

    NAME                                        AGE                       POSITION
------------------------------------------      ---      ------------------------------------------
    Edward D. Breen.......................          42   Chairman of the Board, President and Chief
                                                           Executive Officer
    Robert D. Cromack.....................          55   Senior Vice President, Manufacturing and
                                                           Procurement
    Scott A. Crum.........................          42   Senior Vice President, Administration and
                                                           Employee Resources
    Thomas J. Lynch.......................          43   Senior Vice President and General Manager,
                                                           Satellite Data Network Systems
    Daniel M. Moloney.....................          39   Senior Vice President and General Manager,
                                                           Advanced Network Systems
    Eric M. Pillmore......................          45   Senior Vice President, Finance and Chief
                                                           Financial Officer
    G. Bickley Remmey, III................          39   Senior Vice President and General Manager,
                                                           Transmission Network Systems
    David E. Robinson.....................          39   Senior Vice President and General Manager,
                                                           Digital Network Systems
    Geoffrey S. Roman.....................          46   Executive Vice President
    Marc E. Rothman.......................          33   Vice President and Controller
    Robert A. Scott.......................          48   Senior Vice President, Legal and Secretary
    Richard C. Smith......................          53   Executive Vice President and Treasurer
    Keith A. Zar..........................          44   Senior Vice President and General Counsel

    Edward D. Breen became Chairman of the Board, President and Chief Executive Officer of the Company in December 1997, after having served as Acting Chief Executive Officer and President since October 1997. He has held various positions with the Company and the Distributing Company since 1978.

    Robert D. Cromack became Senior Vice President, Manufacturing and Procurement of the Company in October 1997 and was elected as an executive officer in such position in April 1998. He has held various positions with the Company and the Distributing Company since 1966.

    Scott A. Crum became Senior Vice President, Administration and Employee Resources of the Company in April 1998, and from December 1997 to April 1998 he was Vice President, Administration and Employee Resources of the Company. He has held various positions with the Company and the Distributing Company since 1995.

    Thomas J. Lynch became Senior Vice President and General Manager, Satellite Data Network Systems of the Company in April 1998. He was Vice President and General Manager, Satellite Data Networks Systems of the Company from October 1997 to April 1998. He has held various positions with the Company and the Distributing Company since 1982.

    Daniel M. Moloney became Senior Vice President and General Manager, Advanced Network Systems of the Company in April 1998. He became Vice President and General Manager, Advanced Network Systems of the Distributing Company's Advanced Network Systems business unit in August 1995 and continued in that position with the Company after the Distribution until April 1998. He has held various positions with the Company and the Distributing Company since 1983.

    Eric M. Pillmore became Senior Vice President, Finance and Chief Financial Officer of the Company in April 1988, and from December 1997 to April 1998 he was Acting Chief Financial Officer and Vice President, Finance of the Company. Previously, he was Vice President, Finance of the Communications division of the Distributing Company from the time he joined the Distributing Company in 1996 until December 1997.

    G. Bickley Remmey, III became Senior Vice President and General Manager, Transmission Network Systems of the Company in April 1998. He became Vice President and General Manager, Transmission Network Systems business unit of the Company in October 1997. He has held various positions with the Company and the Distributing Company since 1987.

    David E. Robinson became Senior Vice President and General Manager, Digital Network Systems of the Company in April 1998. He became Vice President and General Manager, Digital Network Systems of the Distributing Company's Digital Network Systems business unit in November 1995 and continued in that position with the Company after the Distribution until April 1998. He has held various positions with the Company and the Distributing Company from 1983 to 1993 and since 1995.

    Geoffrey S. Roman became Executive Vice President of the Company in April 1998, and from July 1997 to April 1998 he was Vice President of the Company. He has held various positions with the Company and the Distributing Company since 1982.

    Marc E. Rothman became Vice President and Controller of the Company in July 1998. He became Deputy Corporate Controller when he joined the Distributing Company in February 1995 and continued in that position with the Company after the Distribution until July 1998.

    Robert A. Scott became Senior Vice President, Legal and Secretary of the Company in April 1998, and from December 1997 to April 1998 he was Vice President, Legal and Secretary of the Company. He has held various positions with the Company and the Distributing Company since 1992.

    Richard C. Smith became Executive Vice President and Treasurer of the Company in April 1998, and from July 1997 to April 1998 he was Vice President, Business Development and Treasurer of the Company. He has held various positions with the Company and the Distributing Company since 1983.

    Keith A. Zar became Senior Vice President and General Counsel of the Company in April 1998, and from July 1997 to April 1998 he was Vice President and General Counsel of the Company. Previously, he was Assistant General Counsel from the time he joined the Distributing Company in 1993 until July 1997.

                              SELLING STOCKHOLDERS

    Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV") and Instrument Partners, two partnerships formed by affiliates of Forstmann Little, currently own an aggregate of 21,708,665 shares of Common Stock (approximately 12.5% of the outstanding shares of Common Stock as of July 31, 1998). Prior to the closing of the Offering, Instrument Partners will consummate the FL Distribution, by distributing 11,547,008 shares of Common Stock to its individual partners, in accordance with the terms of its partnership agreement. The shares of Common Stock to be sold in this Offering consist of shares owned by MBO-IV and shares received in the FL Distribution by certain partners of Instrument Partners or their subsequent distributees. Following the consummation of the Offering, MBO-IV and Instrument Partners will no longer own any shares of Common Stock of the Company.

    The Company has entered into an agreement, dated          , 1998, with the
Selling Stockholders pursuant to which it has agreed to repurchase from the Selling Stockholders 2,550,000 shares of Common Stock, less the amount of any shares sold pursuant to the Underwriters' over-allotment option, at a price per share equal to the net proceeds per share to the Selling Stockholders in the Offering.

    The following table sets forth certain information as of July 15, 1998 regarding the beneficial ownership of Common Stock (i) immediately prior to the consummation of the Offering (assuming the FL Distribution had occurred), and
(ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering by each Selling Stockholder participating in the Offering. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse. None of the Selling Stockholders has held a position or office or had a material relationship with the Company since the Distribution other than as a result of the ownership of shares of Common Stock or interests in MBO-IV or Instrument Partners.

                                           NUMBER OF SHARES                                           NUMBER OF SHARES
                                             BENEFICIALLY          PERCENTAGE          NUMBER OF        BENEFICIALLY
                                             OWNED BEFORE          BEFORE THE        SHARES BEING        OWNED AFTER
NAME                                        THE OFFERING(1)      OFFERING(1)(2)      OFFERED(1)(3)     THE OFFERING(1)
----------------------------------------  -------------------  -------------------  ---------------  -------------------
MBO-IV..................................        10,161,657                5.9%          10,161,657           --
Bankers Trust Company as Trustee for the
  GTE Service Corporation Plans for
  Employees' Pensions(5)................           228,397              *                  228,397           --
Boston Safe Deposit and Trust Company as
  Trustee for the Employee Retirement
  Income Plan Trust of Minnesota Mining
  and Manufacturing Company(5)..........           721,019              *                  228,397            492,622
Citibank F.S.B., solely as Directed
  Trustee of the Delta Master
  Trust(5)..............................           423,397              *                  228,397            195,000
General Electric Pension Trust(5).......         2,349,794                1.4            2,283,966             65,828
Kodak Retirement Income Plan(5).........           228,397              *                  228,397           --
Leeway & Co. c/o State Street Bank &
  Trust Company(5)......................           276,376              *                  274,076              2,300
New York State Common Retirement
  Fund(5)...............................           685,190              *                  685,190           --


                                               PERCENTAGE
                                                AFTER THE
NAME                                       OFFERING (1)(2)(4)
----------------------------------------  ---------------------
MBO-IV..................................           --
Bankers Trust Company as Trustee for the
  GTE Service Corporation Plans for
  Employees' Pensions(5)................           --
Boston Safe Deposit and Trust Company as
  Trustee for the Employee Retirement
  Income Plan Trust of Minnesota Mining
  and Manufacturing Company(5)..........            *
Citibank F.S.B., solely as Directed
  Trustee of the Delta Master
  Trust(5)..............................            *
General Electric Pension Trust(5).......           --
Kodak Retirement Income Plan(5).........           --
Leeway & Co. c/o State Street Bank &
  Trust Company(5)......................            *
New York State Common Retirement
  Fund(5)...............................           --

                                           NUMBER OF SHARES                                           NUMBER OF SHARES
                                             BENEFICIALLY          PERCENTAGE          NUMBER OF        BENEFICIALLY
                                             OWNED BEFORE          BEFORE THE        SHARES BEING        OWNED AFTER
NAME                                        THE OFFERING(1)      OFFERING(1)(2)      OFFERED(1)(3)     THE OFFERING(1)
----------------------------------------  -------------------  -------------------  ---------------  -------------------
Northern Trust Company as Trustee for
  the TI Employees Pension Trust(5).....           228,397              *                  228,397           --
State of Wisconsin Investment
  Board(5)..............................           528,397              *                  228,397            300,000
United Technologies Corporation Master
  Retirement Trust(5)...................           182,718              *                  182,718           --

Additional Selling Stockholders
  receiving shares in the FL
  Distribution (approximately 50
  persons), each of whom is selling less
  than      shares in the Offering and
  will beneficially own less than 1% of
  the outstanding Common Stock after the
  Offering(5)...........................         6,750,676                3.9%           4,592,011          2,158,665


                                               PERCENTAGE
                                                AFTER THE
NAME                                       OFFERING (1)(2)(4)
----------------------------------------  ---------------------
Northern Trust Company as Trustee for
  the TI Employees Pension Trust(5).....           --
State of Wisconsin Investment
  Board(5)..............................            *
United Technologies Corporation Master
  Retirement Trust(5)...................           --
Additional Selling Stockholders
  receiving shares in the FL
  Distribution (approximately 50
  persons), each of whom is selling less
  than      shares in the Offering and
  will beneficially own less than 1% of
  the outstanding Common Stock after the
  Offering(5)...........................             1.2%

--------------------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person or persons has the right to acquire within 60 days following July 15, 1998. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares which such person or persons has or have the right to acquire within 60 days following July 15, 1998 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 173,238,021 shares outstanding on July 31, 1998.

(3) Assumes that the Underwriters' over-allotment option is exercised in full by the Underwriters or that the Company Repurchase occurs.

(4) Assumes that the Underwriters' over-allotment option is exercised in full by the Underwriters and that the Company Repurchase does not occur.

(5) All shares numbers and percentages are estimated and will be determined at the time of the FL Distribution.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Pursuant to the Restated Certificate of Incorporation of the Company, the authorized capital stock of the Company consists of (i) 400,000,000 shares of Common Stock, of which 173,238,021 shares were issued and outstanding as of July 31, 1998 and (ii) 20,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), none of which were issued and outstanding as of such date.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of Preferred Stock to elect directors. Subject to the preferential rights of any outstanding series of Preferred Stock, and to any restrictions on payment of dividends imposed by the Credit Agreement, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds legally available therefor, and will be entitled, after payment of all prior claims, to receive PRO RATA all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of the Company. Certain provisions of the Certificate of Incorporation and By-Laws of the Company have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Board of Directors.

PREFERRED STOCK

    The authorized capital stock of the Company includes 20,000,000 shares of Preferred Stock, none of which are currently issued or outstanding. The Board is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board could, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and which could have certain antitakeover effects.

    In connection with the Rights Plan (as defined below), the Board has authorized 400,000 shares of Series A Junior Participating Preferred Stock (the "Series A Preferred"). No shares of Series A Preferred are outstanding. For a description of the rights, powers and preferences of the Series A Preferred, see "--Rights Plan."

RIGHTS PLAN

    On June 10, 1997, the Board adopted a stockholder rights plan (the "Rights Plan") pursuant to which one right (collectively, the "Rights") to purchase one one-thousandth of a share of Series A Preferred would be distributed as a dividend for each outstanding share of Common Stock at a purchase price of $85.00 per one one-thousandth of a share of Series A Preferred, subject to adjustment. The Rights are issuable on the terms and subject to the conditions set forth in the Rights Plan. The Rights will expire no later than on the tenth anniversary of the adoption of the Rights Plan in 2007. The Rights will be exercisable on the earlier to occur of (i) the first date of public announcement that a person or "group" (other than FLC Entities (as defined below) to the extent FLC Entities, individually or as a group, beneficially own no more than 20% of the then outstanding Common Stock) has acquired beneficial ownership of 15% or more of the outstanding Common Stock (except pursuant to a Permitted Offer, as defined in the Rights Plan) (an "Acquiring Person"); and (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person. On December 16, 1997, in connection with the transactions (the "Transaction") between affiliates of TCI and the Company, the Rights Plan was amended to provide that, for so long as (i) TCI and its subsidiaries do not acquire beneficial ownership of any Common Stock other than pursuant to the Transaction, or (ii) after giving effect to the acquisition of the beneficial ownership of any Common Stock by TCI or a subsidiary of TCI other than pursuant to the Transaction, the shares of Common Stock beneficially owned by TCI and its subsidiaries in the aggregate do not exceed 35% of the then outstanding shares of Common Stock, TCI and its subsidiaries shall not constitute an Acquiring Person for purposes of the Rights Plan. "FLC Entities" means Instrument Partners, MBO-IV, Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins and Thomas H. Lister and their affiliates and associates who or which are considered as one person and references to the FLC Entities include any or all such persons.

    If any person or group becomes an Acquiring Person or commences a tender offer upon consummation of which such person or group would become an Acquiring Person, each Right not owned by such Acquiring Person or certain related parties would entitle its holder to purchase, at the Right's then current exercise price, shares of Common Stock, or, in the discretion of the Board, the number of one one-thousandths of a share of Series A Preferred having a value of twice the Right's exercise price. In addition, if, after a person or group becomes an Acquiring Person, the Company is involved in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of the surviving corporation's voting power or more than 50% of the Company's assets or earning power is sold or transferred, each Right will entitle its holder to purchase common shares of the acquiring company having a value equal to two times the Right's then current exercise price.

    The purchase price payable, and the shares issuable, upon exercise of the Rights will be subject to adjustment from time to time as specified in the Rights Plan. The Company will generally be entitled to redeem the Rights in whole, but not in part, at $0.01 per Right at any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) expiration of the Rights.

    Shares of Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each Share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation of the Company, the holders of Series A Preferred will be entitled to a minimum preferential liquidation payment of $100.00, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per share of Common Stock. Each share of Series A Preferred will have one thousand votes, voting together with the Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Series A Preferred is equivalent to at least six full quarterly dividends, the holders of the Series A Preferred will have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of Common Stock until all dividends in default on the Series A Preferred have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004-1980, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson renders legal services to Forstmann Little on a regular basis.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Freres & Co. LLC are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                  NUMBER OF
                                                                  SHARES OF
                       UNDERWRITERS                             COMMON STOCK
-----------------------------------------------------------  -------------------
Goldman, Sachs & Co........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................
Lazard Freres & Co. LLC....................................
                                                             -------------------
    Total..................................................       17,000,000
                                                             -------------------
                                                             -------------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price per share less any underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 2,550,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 17,000,000 shares of Common Stock offered.

    The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering, certain permitted transactions by the Company and certain permitted transfers by the Selling Stockholders who would agree to abide by the foregoing restrictions.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Stockholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     [Pictures depicting certain of the Company's analog set-top terminals and certain television screen images.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
Available Information.................           3

Incorporation of Certain Documents by
  Reference...........................           3

Prospectus Summary....................           5

Risk Factors..........................          11

Use of Proceeds.......................          15

Price Range of Common Stock and
  Dividend Policy.....................          15

Capitalization........................          16

Selected Financial Data...............          17

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................          19

Business..............................          26

Management............................          32

Selling Stockholders..................          35

Description of Capital Stock..........          37

Validity of Common Stock..............          39

Experts...............................          39

Underwriting..........................         U-1

                               17,000,000 SHARES

                               GENERAL INSTRUMENT
                                  CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

                                     [LOGO]

                            ------------------------

                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                            LAZARD FRERES & CO. LLC
                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of expenses of the Company in connection with the offering of the Common Stock being registered hereby, other than underwriting discounts and commissions. All of the expenses are estimated, except for the registration fee.

Securities and Exchange Commission registration fee.............  $  166,105
NASD fees (actual)..............................................      30,500
Transfer agent and registrar fee and expenses...................      18,250
Accounting fees and expenses....................................      75,000
Legal fees and expenses.........................................     400,000
Blue Sky expenses and counsel fees..............................       5,000
Printing and engraving expenses.................................     160,000
Miscellaneous...................................................      45,145
                                                                  ----------

Total...........................................................  $  900,000
                                                                  ----------
                                                                  ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings whether civil, criminal, administrative, or investigative, other than action by or in the right of the corporation (a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

    Article Sixth of the Restated Certificate of Incorporation of the Company provides that directors of the Company shall not, to the fullest extent permitted by the DGCL, be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as director. The Certificate of Incorporation of the Company also provides that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of the directors of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

    The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Restated Certificate of Incorporation and Amended and Restated
By-Laws. These agreements, among other things, indemnify the Company's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company or an affiliate of the Company.

    The Company will maintain directors' and officers' liability insurance which will provide for payment, on behalf of the directors and officers thereof and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers thereof and/or its subsidiaries, as the case may be.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

            EXHIBIT NUMBER              DESCRIPTION
            ---------------             --------------------------------------------------------------------------------

                         1      --      Form of Underwriting Agreement

                      4.1*      --      Restated Certificate of Incorporation of the Company

                      4.2*      --      Certificate of Designation, Preferences and Rights of Series A Junior
                                        Participating Preferred Stock

                      4.3*      --      Amended and Restated By-Laws of the Company

                     4.4**      --      Rights Agreement, dated as of June 12, 1997 between the Company and ChaseMellon
                                        Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), which includes, as Exhibit B thereto, the Form of Right Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares

                    4.5***      --      Amendment, dated as of December 16, 1997, to the Rights Agreement

                   4.6****      --      Form of Warrant Issuance Agreement

                       4.7      --      Specimen form of the Company's Common Stock Certificate

                         5      --      Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered

                        10      --      Form of Stock Disposition Agreement

                      23.1      --      Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
                                        Exhibit 5)

                      23.2      --      Independent Auditors' Consent of Deloitte & Touche LLP

                        24      --      Power of Attorney (included on signature page)

           ------------------------

           *          Incorporated herein by reference from the Company's Quarterly Report on Form
                      10-Q for the period ended June 30, 1998 (File No. 001-12925)

           **         Incorporated herein by reference from the Company's Registration Statement on
                      Form 8-A, filed with the Commission on June 30, 1997 (File No. 001-12925)

           ***        Incorporated herein by reference from the Company's Current Report on Form
                      8-K dated as of December 17, 1997 (File No. 001-12925)

           ****       Incorporated herein by reference from the Company's Annual Report on Form
                      10-K for the fiscal year ended December 31, 1997 (File No. 001-12925)

    All supporting schedules have been omitted either because they are not required or the information required to be set forth therein is included in the financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Horsham, State of Pennsylvania, on August 24, 1998.

                                GENERAL INSTRUMENT CORPORATION

                                BY:             /S/ EDWARD D. BREEN
                                     -----------------------------------------
                                                  Edward D. Breen
                                        CHAIRMAN OF THE BOARD, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward D. Breen and Robert A. Scott, and each or any of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE              CAPACITY IN WHICH SIGNED           DATE
------------------------------  ---------------------------  -------------------

                                Chairman of the Board,
     /s/ EDWARD D. BREEN          President and Chief
------------------------------    Executive Officer            August 24, 1998
       Edward D. Breen            (Principal Executive
                                  Officer)

                                Senior Vice President,
     /s/ ERIC M. PILLMORE         Finance and Chief
------------------------------    Financial Officer            August 24, 1998
       Eric M. Pillmore           (Principal Financial
                                  Officer)

     /s/ MARC E. ROTHMAN        Vice President and
------------------------------    Controller (Principal        August 24, 1998
       Marc E. Rothman            Accounting Officer)

     /s/ JOHN SEELY BROWN       Director
------------------------------                                 August 24, 1998
       John Seely Brown

     /s/ FRANK M. DRENDEL       Director
------------------------------                                 August 24, 1998
       Frank M. Drendel

      /s/ LYNN FORESTER         Director
------------------------------                                 August 24, 1998
        Lynn Forester

  /s/ THEODORE J. FORSTMANN     Director
------------------------------                                 August 24, 1998
    Theodore J. Forstmann

      /s/ ALEX J. MANDL         Director
------------------------------                                 August 24, 1998
        Alex J. Mandl

    /s/ J. TRACY O'ROURKE       Director
------------------------------                                 August 24, 1998
      J. Tracy O'Rourke

                                 EXHIBIT INDEX

EXHIBIT NUMBER                DESCRIPTION                                                                             PAGE
---------------               -----------------------------------------------------------------------------------  -----------
           1         --       Form of Underwriting Agreement
        4.1*         --       Restated Certificate of Incorporation of the Company
        4.2*         --       Certificate of Designation, Preferences and Rights of Series A Junior Participating
                              Preferred Stock
        4.3*         --       Amended and Restated By-Laws of the Company
       4.4**         --       Rights Agreement, dated as of June 12, 1997 between the Company and ChaseMellon
                              Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), which includes, as Exhibit B thereto, the Form of Right Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares
      4.5***         --       Amendment, dated as of December 16, 1997, to the Rights Agreement
     4.6****         --       Form of Warrant Issuance Agreement
         4.7         --       Specimen form of the Company's Common Stock Certificate
           5         --       Opinion of Fried, Frank, Harris, Shriver & Jacobson as to the validity of the securities being registered
          10         --       Form of Stock Disposition Agreement
        23.1         --       Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)
        23.2         --       Independent Auditors' Consent of Deloitte & Touche LLP
          24         --       Power of Attorney (included on signature page)

------------------------

* Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998 (File No. 001-12925)

** Incorporated herein by reference from the Company's Registration Statement on Form 8-A, filed with the Commission on June 30, 1997 (File No. 001-12925)

*** Incorporated herein by reference from the Company's Current Report on Form 8-K dated as of December 17, 1997 (File No. 001-12925)

**** Incorporated herein by reference from the Company's Annual Report on Form
     10-K for the fiscal year ended December 31, 1997 (File No. 001-12925)